255 Fiserv Drive
Brookfield, Wisconsin 53045
April 1, 2020

You are cordially invited to attend the annual meeting of shareholders of Fiserv, Inc. to be held online at www.virtualshareholdermeeting.com/FISV2020 on Thursday, May 14, 2020 at 10:00 a.m. (CT). Information about the meeting and the matters on which shareholders will act is set forth in the accompanying Notice of 2020 Annual Meeting of Shareholders and Proxy Statement. You can find financial and other information about Fiserv in our Form 10-K for the fiscal year ended December 31, 2019.

We urge you to be represented at the annual meeting, regardless of the number of shares you own or whether you are able to attend the virtual annual meeting online, by voting as soon as possible. Shareholders can vote their shares via the Internet, by telephone or by mailing a completed and signed proxy card (or voting instruction form if you hold your shares through a broker).

Sincerely,

Jeffery W. Yabuki
Chairman and Chief Executive Officer



Notice of 2020 Annual Meeting of Shareholders

Time and Date:
Thursday, May 14, 2020 at 10:00 a.m. (CT)

Virtual Annual Meeting Site:
www.virtualshareholdermeeting.com/FISV2020, where you will be able to listen to the annual meeting live, submit questions and vote online

Matters To Be Voted On:

1. Election of ten directors to serve for a one-year term and until their successors are elected and qualified.

2. Approval, on an advisory basis, of the compensation of our named executive officers.

3. Ratification of appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020.

4. Shareholder proposal requesting the company provide political spending disclosure, if properly presented.

    Any other business as may properly come before the annual meeting or any adjournments or postponements thereof.

Who Can Vote:
Holders of Fiserv stock at the close of business on March 18, 2020.

Participating in the Virtual Annual Meeting:
The annual meeting will be held exclusively online via live webcast. This change is being made due to an abundance of caution related to the coronavirus (COVID-19), and the priority we place on the health and well-being of our shareholders, partners and employees. Holders of Fiserv stock at the close of business on March 18, 2020 are entitled to participate in and submit questions in writing during the annual meeting by visiting www.virtualshareholdermeeting.com/FISV2020. To participate in the annual meeting, you will need the 16-digit control number included on your notice of Internet availability of proxy materials, on your proxy card or on the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9:30 a.m. (CT). Please allow ample time for the online check-in procedures.

Date of Mailing:
On April 1, 2020, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders.

By Order of the Board of Directors,

[signature: Lynn S. McCreary]

Lynn S. McCreary
Secretary
April 1, 2020

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on May 14, 2020: The proxy statement, 2019 Annual Report on Form 10-K and the means to vote by Internet are available at http://www.proxyvote.com.

fiserv.

Proxy Statement Table of Contents

Proxy Statement Summary

This summary highlights information contained elsewhere in this proxy statement. This summary does not contain all of the information you should consider, and you should read the entire proxy statement carefully before voting.

Annual Meeting

Time and Date:	Thursday, May 14, 2020 at 10:00 a.m. (CT)
Virtual Annual Meeting Site:	www.virtualshareholdermeeting.com/FISV2020
Record Date:	March 18, 2020
Voting:	Shareholders as of the record date are entitled to vote: by Internet at www.proxyvote.com; by telephone at 1-800-690-6903; by completing and returning a proxy or voter instruction card; or at the virtual annual meeting online.

Proxy Statement

This proxy statement is furnished in connection with the solicitation on behalf of the board of directors of Fiserv, Inc., a Wisconsin corporation, of proxies for use at our 2020 annual meeting of shareholders. This proxy statement is being made available on or about April 1, 2020 to our shareholders entitled to vote at the annual meeting.

Purposes of Annual Meeting

Agenda Item	Board Vote Recommendation	Page Reference for More Detail
1. Election of Directors The board of directors has nominated ten individuals for election as directors. All nominees are currently serving as directors and all, except Mr. Yabuki, our chairman and chief executive officer, and Mr. Bisignano, our president and chief operating officer, are independent. We believe that each nominee for director has the requisite experience, integrity and sound business judgment to serve as a director.	FOR each Director Nominee	11
2. Advisory Vote on Named Executive Officer Compensation The board of directors is asking shareholders to approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement. Our compensation program for our named executive officers is designed to create long-term shareholder value by rewarding performance as described in the "Compensation Discussion and Analysis" section of this proxy statement.	FOR	28
3. Ratification of Appointment of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm As a matter of good corporate governance, the audit committee of the board of directors is seeking ratification of its appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020.	FOR	67

Agenda Item	Board Vote Recommendation	Page Reference for More Detail
4. **Shareholder Proposal Requesting Political Spending Disclosure (if properly presented)** As described further herein, we have made governance updates regarding political contributions, and we are already subject to political contribution limits and disclosure requirements under federal, state and local laws. Because this proposal would not provide meaningful additional information to shareholders, we do not believe that this proposal is in the best interest of our company or our shareholders.	AGAINST	70

Transforming Our Industry

In 2019, we successfully completed the acquisition of First Data, a global leader in commerce-enabling technology and solutions for merchants, financial institutions and card issuers. The transaction expanded the breadth of capabilities and depth of expertise of Fiserv and provides clients access to a more comprehensive set of solutions and innovations, an extensive range of end-to-end capabilities and integrated delivery. We also delivered strong financial results, made meaningful progress in integrating First Data and began to capture synergy opportunities, all as a means to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do.

Recent Governance Matters

First Data Governance-Related Matters

Certain governance changes became effective as of the date of the First Data acquisition pursuant to the merger agreement between Fiserv and First Data. These changes, which are embodied in our amended and restated by-laws, will immediately, and without further action by the board, terminate following our 2021 annual meeting of shareholders.

Upon the closing of the transaction, Jeffery Yabuki continued to serve as the chief executive officer of Fiserv and became the chairman of the board of directors, and Frank Bisignano, the First Data chief executive officer, became the president and chief operating officer of Fiserv and joined the board of directors. Our by-laws were amended and restated to reflect other governance terms related to our board of directors as agreed to in the merger agreement. Following the acquisition, the board of directors consists of ten directors, with six directors designated by Fiserv, consisting of five independent directors of Fiserv prior to the completion of the transaction and the Fiserv chief executive officer, and four directors designated by First Data, consisting of two independent directors of First Data prior to the closing date, the First Data chief executive officer and one director designated by and affiliated with New Omaha Holdings L.P. ("New Omaha") in accordance with a shareholder agreement between Fiserv and New Omaha. The amended and restated by-laws also provide that the board will have a lead independent director if the same person serves as chief executive officer and chairman of the board, that one qualified continuing First Data director will serve on each of the audit, compensation and nominating and corporate governance committees of the board, and that the chairperson of the compensation committee will be designated by the continuing First Data directors.

We encourage you to review the "Corporate Governance – First Data Transaction" section of this proxy statement for a more detailed description of the corporate governance changes resulting from the First Data acquisition including their required duration.

Other Governance Developments

In response to shareholder interest in matters related to political contributions and expenditures, our board of directors recently enhanced our governance in this area.

- Our board of directors adopted a political contributions policy pursuant to which all contributions by the company must be approved by our chief executive officer and our chief legal officer.

- Our board of directors amended the charter of its nominating and corporate governance committee to provide that the committee will review annually the company's political contributions policy and all contributions made by the company in the prior year.

Recent Compensation Matters

In 2019 following the First Data acquisition, our compensation committee granted performance share units to all our named executive officers with a three-year performance period. The number of shares issued at vesting will be based on total shareholder return as compared to the S&P 500 Index (50% weighting) and the company's achievement of cost synergies (30% weighting) and revenue synergies (20% weighting). These performance share units reflect our focus on a successful integration and creation of shareholder value.

In addition, in 2019, our compensation committee approved an increase to the stock ownership policy applicable to our chief executive officer and chief operating officer to require them to own equity having a value of at least twelve times (12x) their annual base salary. This increase further aligns the interests of our most senior leaders with the interests of our shareholders.

We encourage you to review the entire "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under "Executive Compensation."

Executive Compensation Practices

✔ **Pay-for-Performance Philosophy**. Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

✔ **Balanced Compensation Strategy**. We provide cash incentive awards based on annual performance and long-term incentive compensation in the form of equity that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time.

✔ **Performance Share Units**. In furtherance of our pay-for-performance philosophy, we grant performance share units. The number of shares issued at vesting will be determined by the achievement of performance goals over a three-year period.

✔ **Robust Stock Ownership**. We have a stock ownership policy that requires our directors and executive officers to acquire and maintain a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders. In this regard, in 2019, we increased the share ownership requirement for our chief executive officer and chief operating officer. They are now required to own equity having a value of at least twelve times (12x) their annual base salary.

✔ **No Hedging or Pledging**. We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

✔ **Clawback Policy**. We have a compensation recoupment, or "clawback," policy.

✔ **No Pensions**. We do not provide separate pension programs or a supplemental executive retirement plan to our executive officers.

Board Nominees

The board met nine times during 2019. During 2019, each of our directors attended 75% or more of the aggregate number of meetings of the board of directors and the committees on which he or she served, in each case, while the director was on our board or such committees. The following table provides summary information on each director nominee. All candidates were nominated in accordance with the company's by-laws and governance guidelines. For more information about each director nominee, please see their full biographies beginning on page 12.

Name	Age	Director Since	Independent	Current Committee Memberships
Frank J. Bisignano	60	2019		
Alison Davis	58	2014	✔	Audit
Henrique de Castro	54	2019	✔	Audit
Harry F. DiSimone	65	2018	✔	Audit
Dennis F. Lynch	71	2012	✔	Compensation
				Nominating and Corporate Governance*
Heidi G. Miller	66	2019	✔	Nominating and Corporate Governance
Scott C. Nuttall	47	2019	✔	Compensation*
Denis J. O'Leary	63	2008	✔	Audit*
				Nominating and Corporate Governance
Doyle R. Simons	56	2007	✔	Compensation
Jeffery W. Yabuki	60	2005		

* Committee Chair

Proxy and Voting Information

The board of directors of Fiserv, Inc., a Wisconsin corporation, is soliciting proxies in connection with our annual meeting of shareholders to be held on Thursday, May 14, 2020 at 10:00 a.m. (CT), or at any adjournment or postponement of the meeting. On April 1, 2020, we will commence mailing the notice of Internet availability of proxy materials, or a proxy statement, proxy card and annual report, to shareholders entitled to vote at the annual meeting.

Notice of Internet Availability of Proxy Materials

In accordance with rules and regulations adopted by the Securities and Exchange Commission, we may furnish our proxy statement and annual report to shareholders of record by providing access to those documents via the Internet instead of mailing printed copies. The notice you received regarding the Internet availability of our proxy materials (the "Notice") provides instructions on how to access our proxy materials and cast your vote via the Internet, by telephone or by mail.

Shareholders' access to our proxy materials via the Internet allows us to reduce printing and delivery costs and lessen adverse environmental impacts. If you would like to receive a paper or email copy of our proxy materials, you should follow the instructions in the Notice for requesting those materials.

Solicitation of Proxies

We will pay the cost of soliciting proxies on behalf of the board of directors. Our directors, officers and other employees may solicit proxies by mail, personal interview, telephone or electronic communication. None of them will receive any special compensation for these efforts.

We have retained the services of Georgeson LLC ("Georgeson") to assist us in soliciting proxies. Georgeson may solicit proxies by personal interview, mail, telephone or electronic communications. We expect to pay Georgeson its customary fee, approximately $10,000, plus reasonable out-of-pocket expenses incurred in the process of soliciting proxies. We also have made arrangements with brokerage firms, banks, nominees and other fiduciaries to forward proxy materials to beneficial owners of shares. We will reimburse such record holders for the reasonable out-of-pocket expenses incurred by them in connection with forwarding proxy materials. Proxies solicited hereby will be tabulated by an inspector of election, who will be designated by the board of directors and will not be an employee or director of Fiserv, Inc.

Holders Entitled to Vote

The board of directors has fixed the close of business on March 18, 2020 as the record date for determining the shareholders entitled to notice of, and to vote at, the annual meeting. On the record date, there were 676,336,158 shares of common stock outstanding and entitled to vote, and we had no other classes of securities outstanding.

All of these shares are to be voted as a single class, and you are entitled to cast one vote for each share you held as of the record date on all matters submitted to a vote of shareholders.

Voting Your Shares

You may vote:

By Internet
Visit www.proxyvote.com

By telephone
Dial toll-free 1-800-690-6903

By mailing your proxy card
If you requested a printed copy of the proxy materials, mark your vote on the proxy card, sign and date it, and return it in the enclosed envelope.

Attending the virtual annual meeting
You may attend the virtual annual meeting and vote your shares during the meeting by visiting our annual meeting website at www.virtualshareholdermeeting.com/FISV2020.

Voting through the Internet or by telephone. You may direct your vote by proxy without attending the annual meeting. You can vote by proxy via the Internet or by telephone until 11:59 p.m. (ET) on May 13, 2020 by following the instructions provided in the Notice. Shareholders voting via the Internet or by telephone will bear any costs associated with electronic or telephone access, such as usage charges from Internet access providers and telephone companies.

Voting by proxy card. If you requested a printed copy of the proxy materials, you may vote by returning a proxy card that is properly signed and completed. The shares represented by that card will be voted as you have specified.

Banks, brokers or other nominees. Shareholders who hold shares through a bank, broker or other nominee may vote by the methods that their bank or broker makes available, in which case the bank or broker will include instructions with the Notice or this proxy statement. If you wish to vote at the virtual annual meeting online, you may do so using the 16-digit control number included on the instructions that accompanied your Notice or proxy statement.

401(k) savings plan. An individual who had a beneficial interest in shares of our common stock allocated to his or her account under a Fiserv 401(k) savings plan as of March 18, 2020, whether at Vanguard or Merrill Lynch, may vote the shares of common stock allocated to his or her account at the applicable plan administrator as of such date. We will provide instructions to participants regarding how to vote. If no direction is provided by the participant about how to vote his or her shares by 11:59 p.m. (ET) on May 11, 2020, the trustee of the applicable 401(k) savings plan will vote the shares in the same manner and in the same proportion as the shares for which voting instructions are received from other participants, except that either trustee, in the exercise of its fiduciary duties, may determine that it must vote the shares in some other manner.

Participating in the Meeting

This year's annual meeting will be accessible through the Internet. This change is being made due to an abundance of caution related to the coronavirus (COVID-19), and the priority we place on the health and well-being of our shareholders, partners and employees. The annual meeting will also be accessible to all shareholders regardless of their physical location and we expect to offer the same type of participation opportunities during the meeting as we have at past in-person meetings.

You are entitled to participate in the annual meeting if you were a shareholder as of the close of business on March 18, 2020. To be admitted to the annual meeting at www.virtualshareholdermeeting.com/FISV2020, you will need the 16-digit control number included on your Notice, your proxy card or the instructions that accompanied your proxy materials. The annual meeting will begin promptly at 10:00 a.m. (CT). Online check-in will begin at 9.30 a.m. (CT), and you should allow ample time for the online check-in procedures. If you have difficulty accessing the virtual annual meeting, please call 1-800-586-1548 (toll free in the U.S.) or 303-562-9288 (international) for assistance. We will have personnel available to assist you. If you hold shares through a bank, broker or other nominee, you will need to contact such bank, broker or other nominee for assistance with your 16-digit control number.

Whether or not you participate in the annual meeting, it is important that your shares be part of the voting process. The other methods by which you may vote are described above.

This year's shareholders question and answer session will include questions submitted in advance of, and questions submitted live during, the annual meeting. You may submit a question in advance of the meeting at www.proxyvote.com after logging in with your 16-digit control number. Questions may be submitted during the annual meeting through www.virtualshareholdermeeting.com/FISV2020. We expect to respond to questions during the annual meeting, and may also respond to questions on an individual basis or by posting answers on our Investor Relations website after the meeting.

Proxies

Jeffery W. Yabuki, Chairman and Chief Executive Officer, Frank J. Bisignano, President and Chief Operating Officer, and Lynn S. McCreary, Chief Legal Officer and Secretary, have been selected by the board of directors as proxy holders and will vote shares represented by valid proxies. All shares represented by valid proxies received and not revoked before they are exercised will be voted in the manner specified in the proxies.

If nothing is specified, the proxies will be voted: "FOR" each of the board's nominees for director; "FOR" proposals two and three; and "AGAINST" proposal four, if properly presented at the annual meeting.

Our board of directors is unaware of any other matters that may be presented for action at our annual meeting. If other matters do properly come before the annual meeting or any adjournments or postponements thereof, it is intended that shares represented by proxies will be voted in the discretion of the proxy holders.

You may revoke your proxy at any time before it is exercised by doing any of the following:

- entering a new vote using the Internet or by telephone

- giving written notice of revocation to Lynn S. McCreary, Chief Legal Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045

- submitting a subsequently dated and properly completed proxy card

- attending the virtual annual meeting and voting at the virtual annual meeting online

However, if your shares are held of record by a bank, broker or other nominee, you must obtain a proxy issued in your name from the record holder.

Quorum

The presence, at the virtual annual meeting online or by proxy, of at least a majority of the outstanding shares of common stock entitled to vote at the annual meeting will constitute a quorum for the transaction of business. Holders of shares that abstain from voting or that are subject to a broker non-vote will be counted as present for the purpose of determining the presence or absence of a quorum for the transaction of business. In the event there are not sufficient votes for a quorum or to approve a proposal at the time of the annual meeting, the annual meeting may be adjourned or postponed, in our sole discretion, in order to permit the further solicitation of proxies.

Required Vote

Proposal	Voting Standard
1. Election of directors	A director will be elected if the number of shares voted "for" that director's election exceeds the number of votes cast "withheld" with respect to that director's election.
2. To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
3. To ratify the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for 2020	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.
4. To vote on a shareholder proposal requesting the company provide political spending disclosure, if properly presented at the annual meeting	To be approved, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal.

For each of these proposals, abstentions and broker non-votes will be entirely excluded from the vote and will have no effect on its outcome.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth information with respect to the beneficial ownership of our common stock as of February 28, 2020 by: each current director and director nominee; each executive officer appearing in the Summary Compensation Table; all directors and executive officers as a group; and any person who is known by us to beneficially own more than 5% of the outstanding shares of our common stock based on our review of the reports regarding ownership filed with the Securities and Exchange Commission in accordance with Sections 13(d) and 13(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

Name and Address of Beneficial Owner[1]	Number of Shares of Common Stock Beneficially Owned[2]	Percent of Class[3]
New Omaha Holdings L.P.[4] c/o Kohlberg Kravis & Roberts & Co. L.P. 9 West 57th Street, Suite 4200 New York, New York 10019	110,425,667	16.2%
T. Rowe Price Associates, Inc.[5] 100 E. Pratt Street Baltimore, Maryland 21202	54,890,998	8.0%
The Vanguard Group, Inc.[6] 100 Vanguard Blvd. Malvern, Pennsylvania 19355	45,824,460	6.7%
BlackRock, Inc.[7] 55 East 52nd Street New York, New York 10055	43,225,865	6.3%
Jeffery W. Yabuki[8]	3,319,442	*
Frank J. Bisignano[9]	4,787,386	*
Robert W. Hau	336,695	*
Devin B. McGranahan	191,986	*
Byron C. Vielehr	505,205	*
Alison Davis	28,044	*
Henrique de Castro	6,790	*
Harry F. DiSimone	6,101	*
Dennis F. Lynch	58,262	*
Heidi G. Miller[10]	68,356	*
Scott C. Nuttall[11]	30,523	*
Denis J. O'Leary	126,058	*
Doyle R. Simons	169,070	*
All directors and executive officers as a group (16 people)	11,013,834	1.6%

* Less than 1%.

(1) Unless otherwise indicated, the address for each beneficial owner is care of Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

(2) All information with respect to beneficial ownership is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to us by such beneficial owners. Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to community property laws.

Includes stock options, which, as of February 28, 2020, were exercisable currently or within 60 days: Mr. Yabuki – 2,711,579; Mr. Bisignano – 3,386,479; Mr. Hau – 279,982; Mr. McGranahan – 152,637; Mr. Vielehr – 469,343; Ms. Davis – 19,150; Mr. DiSimone – 960; Mr. Lynch – 42,008; Ms. Miller – 47,929; Mr. O'Leary – 54,512; Mr. Simons – 54,512; and all directors and executive officers as a group – 8,332,384.

Includes restricted stock units, which, as of February 28, 2020, would vest within 60 days: Mr. Hau – 25,404.

Includes shares deferred under vested restricted stock units that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Ms. Davis – 6,054; Mr. Lynch – 14,918; Mr. O'Leary – 27,349; Mr. Simons – 36,466; and all directors as a group – 84,787.

Also includes shares eligible for issuance in connection with the deferral of cash compensation that, based on deferral elections and the terms of the non-employee director deferred compensation plan, may be distributed within 60 days: Mr. de Castro – 68; Mr. DiSimone – 455; Ms. Miller – 202; Mr. Nuttall – 223; Mr. O'Leary – 35,397; Mr. Simons – 39,596; and all directors as a group – 75,941.

(3) On February 28, 2020, there were 682,141,679 shares of common stock outstanding. Percentages are calculated pursuant to Rule 13d-3(d) under the Exchange Act. Shares not outstanding that are subject to options exercisable by the holder thereof within 60 days, shares due upon vesting of restricted stock units within 60 days, and shares deferred pursuant to vested restricted stock units and shares eligible for issuance pursuant to the non-employee director deferred compensation plan that may be distributed within 60 days, are deemed outstanding for the purposes of calculating the number and percentage owned by such shareholder but not deemed outstanding for the purpose of calculating the percentage of any other person.

(4) Based on a Schedule 13D filed by New Omaha Holdings L.P., New Omaha Holdings LLC, KKR 2006 Fund L.P., KKR Associates 2006 LP, KKR 2006 GP LLC, KKR Fund Holdings L.P., KKR Fund Holdings GP Limited, KKR Group Holdings Corp., KKR & Co. Inc., KKR Management LLC, Henry R. Kravis, and George R. Roberts on September 9, 2019 with the Securities and Exchange Commission, which indicates that New Omaha Holdings, L.P. has sole voting and dispositive power over these securities. Each of New Omaha Holdings LLC (as the sole general partner of New Omaha Holdings L.P.); KKR 2006 Fund L.P. (as the sole member of New Omaha Holdings LLC); KKR Associates 2006 L.P. (as the general partner of KKR 2006 Fund L.P.); KKR 2006 GP LLC (as the general partner of KKR Associates 2006 L.P.); KKR Fund Holdings L.P. (as the designated member of KKR 2006 GP LLC); KKR Fund Holdings GP Limited (as a general partner of KKR Fund Holdings L.P.); KKR Group Holdings Corp. (as a general partner of KKR Fund Holdings L.P. and the sole shareholder of KKR Fund Holdings GP Limited); KKR & Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.); KKR Management LLC (as the Class B common stockholder of KKR & Co. Inc.); and Messrs. Kravis and Roberts (as the designated members of KKR Management LLC) may be deemed to be the beneficial owner of any securities beneficially owned by New Omaha Holdings L.P. The principal business address listed in the table above applies to all such persons other than Mr. Roberts for whom the principal business address is c/o Kohlberg Kravis Roberts & Co. L.P., 2800 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

(5) Based on a Schedule 13G filed by T. Rowe Price Associates, Inc. ("Price Associates") on February 14, 2020 with the Securities and Exchange Commission, which indicates that these securities are owned by various individual and institutional investors for which Price Associates serves as investment adviser and with power to direct investments and/or sole power to vote the securities. According to the Schedule 13G, Price Associates exercises sole voting power over 17,935,840 of the securities and sole dispositive power over 54,890,998 of

the securities. For purposes of the reporting requirements of the Exchange Act, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities.

(6) Based on a Schedule 13G filed by The Vanguard Group, Inc. ("Vanguard Group") on February 12, 2020 with the Securities and Exchange Commission, which indicates that the Vanguard Group exercises sole voting power over 883,616 of the securities, shared voting power over 183,685 of the securities, sole dispositive power over 44,808,892 of the securities and shared dispositive power over 1,015,568 of the securities. According to the Schedule 13G, Vanguard Fiduciary Trust Company ("VFTC"), a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 680,075 of the securities as a result of VFTC serving as investment manager of collective trust accounts, and Vanguard Investments Australia, Ltd. ("VIA"), a wholly-owned subsidiary of Vanguard Group, is the beneficial owner of 529,269 of the securities as a result of VIA serving as investment manager of Australian investment offerings.

(7) Based on a Schedule 13G filed by BlackRock, Inc. ("BlackRock") on February 5, 2020 with the Securities and Exchange Commission, which indicates that various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, these securities. According to the Schedule 13G, BlackRock exercises sole voting power over 38,260,301 of the securities and sole dispositive power over 43,225,865 of the securities.

(8) Mr. Yabuki is a trustee of the Yabuki Family Foundation which holds 341,858 shares of our common stock. As a trustee, Mr. Yabuki has voting and investment power over the shares held by the foundation. These shares are, accordingly, included in his reported beneficial ownership.

(9) Includes 31,838 shares of our common stock held by Frank J. Bisignano 2016 Grantor Retained Annuity Trust over which Mr. Bisignano shares voting and investment power, 83,160 shares of our common stock held by Frank J. Bisignano 2017 Grantor Retained Annuity Trust over which Mr. Bisignano shares voting and investment power, 575 shares of our common stock held by a revocable trust, 7,817 shares of our common stock held by Mr. Bisignano's spouse, 2,913 shares of our common stock held in accounts for the benefit of Mr. Bisignano's children, and 47,929 restricted shares of our common stock held by Mr. Bisignano over which he has voting power but not investment power.

(10) Includes 3,030 shares of our common stock held by Ms. Miller's spouse.

(11) Includes 7,575 shares of our common stock that are held by a trust for the benefit of Mr. Nuttall's family and over which Mr. Nuttall disclaims beneficial ownership. Mr. Nuttall serves as an executive officer of Kohlberg Kravis Roberts & Co. L.P. and/or one or more of its affiliates and disclaims beneficial ownership of the shares held by New Omaha Holdings L.P. The principal business address of Mr. Nuttall is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

Proposal 1. Election of Directors

Our Board of Directors

All directors will be elected to hold office for a term expiring at the next annual meeting of shareholders and until their successors have been elected and qualified.

All of the nominees for election as director at the annual meeting are incumbent directors. Our nominees for director have been nominated in accordance with our by-laws as further described below under "Corporate Governance – First Data Transaction." There are no family relationships among any of our directors or executive officers. These nominees have consented to serve as a director if elected, and management has no reason to believe that any nominee will be unable to serve. Unless otherwise specified, the shares of common stock represented by the proxies solicited hereby will be voted in favor of the nominees proposed by the board of directors. In the event that any director nominee becomes unavailable for re-election as a result of an unexpected occurrence, shares will be voted for the election of such substitute nominee, if any, as the board of directors may propose. The affirmative vote of a majority of votes cast is required for the election of directors.

Majority Voting

Our by-laws provide that each director will be elected by the majority of the votes cast with respect to that director's election at any meeting of shareholders for the election of directors, other than a contested election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "withheld" with respect to that director's election. In a contested election, each director will be elected by a plurality of the votes cast with respect to that director's election. Once our chairman of the board determines that a contested election exists in accordance with our by-laws, the plurality vote standard will apply at a meeting at which a quorum is present regardless of whether a contested election continues to exist as of the date of such meeting.

Our by-laws further provide that, in an uncontested election of directors, any nominee for director who is already serving as a director and receives a greater number of votes "withheld" from his or her election than votes "for" his or her election will promptly tender his or her resignation. The nominating and corporate governance committee of the board of directors will then promptly consider the tendered resignation, and the committee will recommend to the board whether to accept or reject it. Following the board's decision, we will promptly file a Current Report on Form 8-K with the Securities and Exchange Commission that sets forth the board's decision whether to accept the resignation as tendered, including a full explanation of the process by which the decision was reached and, if applicable, the reasons for rejecting the tendered resignation. Any director who tenders a resignation pursuant to this provision will not participate in the committee recommendation or the board consideration regarding whether to accept the tendered resignation.

Nominees for Election

Each person listed below is nominated for election to serve as a director until the next annual meeting of shareholders and until his or her successor is elected and qualified. **The board of directors recommends that you vote "FOR" each of its nominees for director.**

Frank J. Bisignano, 60

- Director since 2019

- Experienced executive in the financial services industry, including as president and chief operating officer of the company

Mr. Bisignano has served as our President and Chief Operating Officer since July 2019. Mr. Bisignano joined Fiserv as part of the acquisition of First Data, where he served as Chief Executive Officer since 2013 and Chairman since 2014. From 2005 to 2013, he held various executive positions with JPMorgan Chase & Co., a global financial services company, including Co-Chief Operating Officer, Chief Executive Officer of Mortgage Banking, and Chief Administrative Officer. From 2002 to 2005, Mr. Bisignano served as Chief Executive Officer for the Global Transactions Services business of Citigroup Inc., a global banking company, and a member of Citigroup's Management Committee.

In the past five years, in addition to Fiserv, Mr. Bisignano served as a director at the following publicly traded companies: Humana, Inc. (current), a health insurance company, and First Data (former).

Mr. Bisignano became a director upon the closing of the First Data acquisition pursuant to the merger agreement. The board concluded that Mr. Bisignano should be a director of the company because he is an experienced executive and recognized leader in the financial services industry and serves as the company's president and chief operating officer.

Alison Davis, 58

- Director since 2014

- Audit Committee member

- Experience in global financial services, corporate strategy and financial management

Ms. Davis co-founded and has served as Managing Partner of Fifth Era, a firm that invests in and develops early stage technology companies, since 2011. Prior to Fifth Era, she was the Managing Partner of Belvedere Capital Partners, Inc., a private equity firm serving the financial services sector, from 2004 to 2010. Prior to joining Belvedere, she served as Chief Financial Officer for Barclays Global Investors, an institutional asset manager that is now part of BlackRock, Inc., from 2000 to 2003, a senior partner at A.T. Kearney, Inc., a leading global management consulting firm, from 1993 to 2000, and a consultant at McKinsey & Company, another leading global management consulting firm, from 1984 to 1993.

In the past five years, in addition to Fiserv, Ms. Davis served as a director at the following publicly traded companies: Ooma, Inc. (current), a consumer telecommunications company, Royal Bank of Scotland Group plc (former), a British bank holding company, Unisys Corporation (former), a global information technology company, and Diamond Foods, Inc. (former), a packaged food company. Ms. Davis is also a director at Collibra NV, a privately held data governance software company.

The board concluded that Ms. Davis should be a director of the company because of her extensive experience in global financial services, corporate strategy and financial management.

Henrique de Castro, 54

- Director since 2019
- Audit Committee member
- Experience in global senior management positions in the technology industry

Mr. de Castro is a business executive who most recently served as an advisor at Cantor Fitzgerald, a global financial services firm, from 2015 to 2019. Mr. de Castro was also the Chief Operating Officer of CF Finance Acquisition Corp., a company focused on effecting business combinations, from 2018 to 2019. Previously, he served as Chief Operating Officer at Yahoo! Inc., a web services firm, from 2012 to 2014 and held several senior executive positions at Google, a multinational technology company, from 2009 to 2012 including President of Partner Business Worldwide and President of Media, Mobile & Platforms Worldwide. Prior to that, Mr. de Castro also held senior positions at Dell Corporation, a computer technology company, and McKinsey & Company, a leading global management consulting firm.

In the past five years, in addition to Fiserv, Mr. de Castro served as a director at the following publicly traded companies: Target Corporation (current), a general merchandise retail company, Banco Santander, S.A. (current), a Spanish multinational commercial bank, First Data (former), and CF Finance Acquisition Corp. (former).

Mr. de Castro was nominated by First Data to become a director of Fiserv upon the closing of the First Data acquisition pursuant to the merger agreement. The board concluded that Mr. de Castro should be a director of the company because of his leadership and management experience in the global technology industry, including expertise in global growth strategies.

Harry F. DiSimone, 65

- Director since 2018
- Audit Committee member
- Experience in the banking, payments and financial services industries

Mr. DiSimone founded and has served as President of Commerce Advisors, Inc., a consulting and advisory services firm for the retail financial services and payments industries, since 2008. From 2010 to 2015, he served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States, which Mr. DiSimone also co-founded. Prior to 2008, Mr. DiSimone spent over 30 years at JPMorgan Chase & Co. and its predecessor organizations holding various senior level positions including Executive Vice President, Chief Operating Officer of the Chase credit card business, Private Label Card and Merchant Processing Executive, Retail Bank Chief Marketing Officer, Consumer Banking, Investments and Insurance Executive and Chase Personal Financial Services Executive.

Mr. DiSimone also currently serves as a director at Reliant Funding, Inc., a privately held provider of short-term small business loans, and ClearBalance Inc., a privately held provider of patient loan programs to hospitals and health care systems nationwide.

Mr. DiSimone previously advised a number of retail banking and payment organizations, including The Data & Marketing Association, the NYCE Payment Network, Chase Paymentech, Mastercard's U.S. Business Committee, Visa Global Advisors, the New York Clearing House's Strategic Planning Committee and the Federal Reserve Bank's Payment Card Council.

The board concluded that Mr. DiSimone should be a director of the company because of his extensive experience in the banking, payments and financial services industries.

Dennis F. Lynch, 71

- Director since 2012

- Nominating and Corporate Governance Committee chair and Compensation Committee member

- Experience in the payments industry

Mr. Lynch is a director, and former Chairman, of the Secure Remote Payments Council, a cross-industry organization dedicated to accelerating the growth, development and market adoption of more secure e-commerce and mobile payments. Mr. Lynch served as Chairman of Cardtronics plc, a publicly traded company and the largest owner and operator of retail ATMs worldwide, from 2010 until his retirement in 2018 and as a director of Cardtronics from 2008 to 2018. He also previously served as: Chairman and Chief Executive Officer of RightPath Payments, Inc. from 2005 to 2008; a director of Open Solutions, Inc. from 2005 to 2007; President and Chief Executive Officer of NYCE Corporation from 1996 to 2004; and Chairman of Yankee 24 ATM Network from 1988 to 1990.

In the past five years, in addition to Fiserv, Mr. Lynch served as a director at Cardtronics plc (former).

The board concluded that Mr. Lynch should be a director of the company because he has over 40 years of experience in the payments industry.

Heidi G. Miller, 66

- Director since 2019

- Nominating and Corporate Governance Committee member

- Experience in the global banking and financial services industries

Ms. Miller served as President of JPMorgan International, a division of JPMorgan Chase & Co., a global financial services company, from 2010 until her retirement in 2012. She served as Executive Vice President, Chief Executive Officer – Treasury and Securities Services of JPMorgan Chase from 2004 to 2010. From 2002 to 2004, Ms. Miller served as Executive Vice President and Chief Financial Officer of Bank One Corporation, a commercial bank that is now part of JPMorgan Chase. Prior to that, she served as Chief Financial Officer of Citigroup Inc., a global banking company.

In the past five years, in addition to Fiserv, Ms. Miller served as a director at the following publicly traded companies: HSBC Holdings plc (current), a British global banking and financial services company, General Mills Inc. (former), a manufacturer and marketer of branded consumer foods, and First Data (former).

Ms. Miller was nominated by First Data to become a director of Fiserv upon the closing of the First Data acquisition pursuant to the merger agreement. The board concluded that Ms. Miller should be a director of the company because of her leadership, management and strategic experience at complex organizations in the global banking and financial services industries.

Scott C. Nuttall, 47

- Director since 2019

- Compensation Committee chair

- Experience in strategic development and capital markets

Mr. Nuttall is Co-President and Co-Chief Operating Officer of KKR & Co. Inc., a global investment firm. Mr. Nuttall joined KKR in 1996. Prior to his current role, he served as head of KKR's Global Capital and Asset Management Group, where he was responsible for overseeing KKR's Public Markets & Distribution businesses, which includes Credit, Capital Markets, Hedge Funds, and its Client & Partner Group. Prior to joining KKR, Mr. Nuttall was with the Blackstone Group where he was involved in numerous merchant banking and merger and acquisition transactions.

In the past five years, in addition to Fiserv, Mr. Nuttall served as a director at the following publicly traded companies: KKR & Co. Inc. (current) and First Data (former).

New Omaha appointed Mr. Nuttall as a director of Fiserv upon the closing of the First Data acquisition in accordance with a shareholder agreement between Fiserv and New Omaha. The board concluded that Mr. Nuttall should be a director of the company because of his broad experience in strategic development and capital markets.

Denis J. O'Leary, 63

- Lead Director since 2019

- Director since 2008

- Audit Committee chair and Nominating and Corporate Governance Committee member

- Experience in the banking, technology and information services industries

Mr. O'Leary is a private investor, and from 2009 to 2015, he served as Co-Managing Partner of Encore Financial Partners, Inc., a company focused on the acquisition and management of banking organizations in the United States. From 2006 to 2009, he was a senior advisor to The Boston Consulting Group with respect to the enterprise technology, financial services and consumer payments industries. Through 2003, he spent 25 years at JPMorgan Chase & Co. and its predecessors in various capacities, including Director of Finance, Chief Information Officer, Head of Retail Banking, Managing Executive of Lab Morgan, and, from 1994 to 2003, Executive Vice President.

Mr. O'Leary also currently serves as a director at CrowdStrike Holdings, Inc., a publicly traded computer security software company, and Ventiv Technology, Inc., a privately held provider of software solutions for risk management, claims administration, and policy administration.

The board concluded that Mr. O'Leary should be a director of the company because of his considerable knowledge and experience in the banking, technology and information services industries.

Doyle R. Simons, 56

• Director since 2007

• Compensation Committee member

• Experience in senior management, financial and legal matters

Mr. Simons served as President and Chief Executive Officer and a director of Weyerhaeuser Company, a publicly traded company focused on timberlands and forest products, from 2013 to 2018. He then served as a senior advisor at Weyerhaeuser until his retirement in April 2019. Prior to joining Weyerhaeuser in 2013, Mr. Simons served in a variety of roles for Temple-Inland, Inc., a manufacturing company focused on corrugated packaging and building products which was acquired in 2012. From 2007 to early 2012, he was the Chairman and Chief Executive Officer; from 2005 to 2007, he was Executive Vice President; from 2003 to 2005, he served as its Chief Administrative Officer; from 2000 to 2003, he was Vice President – Administration; and from 1994 to 2000, he served as Director of Investor Relations.

In the past five years, in addition to Fiserv, Mr. Simons served as a director at the following publicly traded companies: Iron Mountain Incorporated (current), a storage and information management company, and Weyerhaeuser Company (former).

The board concluded that Mr. Simons should be a director of the company because he is an accomplished businessperson with diverse experiences in senior management, financial and legal matters.

Jeffery W. Yabuki, 60

• Chairman since 2019

• Director since 2005

• Experience in senior management positions including as chief executive officer of the company

Mr. Yabuki became our Chairman in July 2019 and has served as our Chief Executive Officer since 2005. Before joining Fiserv, Mr. Yabuki served as Executive Vice President and Chief Operating Officer for H&R Block, Inc., a financial services firm, from 2002 to 2005. From 2001 to 2002, he served as Executive Vice President of H&R Block and from 1999 to 2001, he served as the President of H&R Block International. From 1987 to 1999, Mr. Yabuki held various executive positions with American Express Company, a financial services firm, including President and Chief Executive Officer of American Express Tax and Business Services, Inc.

In the past five years, in addition to Fiserv, Mr. Yabuki served as a director at Royal Bank of Canada (current), a publicly traded financial institution. Mr. Yabuki also currently serves as a director at Ixonia Bancshares, Inc., a privately held bank holding company.

The board concluded that Mr. Yabuki should be a director of the company because he has extensive senior management experience in the financial services industry and serves as the chief executive officer of the company.

Corporate Governance

At a Glance

Name	Independent	Audit Committee	Compensation Committee	Nominating and Corporate Governance Committee
Frank J. Bisignano				
Alison Davis	✓	✓		
Henrique de Castro	✓	✓		
Harry F. DiSimone	✓	✓		
Dennis F. Lynch	✓		✓	C
Heidi G. Miller	✓			✓
Scott C. Nuttall	✓		C	
Denis J. O'Leary++	✓	C		✓
Doyle R. Simons	✓		✓	
Jeffery W. Yabuki Chairman of the Board				

++ = Lead Director   **C** = Committee Chair

Director Independence

Our board of directors has determined that Alison Davis, Henrique de Castro, Harry F. DiSimone, Dennis F. Lynch, Heidi G. Miller, Scott C. Nuttall, Denis J. O'Leary, and Doyle R. Simons are "independent" within the meaning of NASDAQ Marketplace Rule 5605(a)(2). Mr. Bisignano and Mr. Yabuki are not independent because they are current employees of Fiserv.

Board Meetings and Attendance

During our fiscal year ended December 31, 2019, our board of directors held nine meetings. During 2019, each director attended 75% or more of the aggregate number of meetings of the board of directors and the committees on which he or she served, in each case, while the director was on our board or such committees. Our directors meet in executive session without management present at each regular meeting of the board of directors.

Directors are expected to attend each annual meeting of shareholders. All of the directors serving on the board at the time of our 2019 annual meeting of shareholders attended the meeting.

Board Leadership

Upon completion of the First Data acquisition, Mr. Yabuki was appointed to serve as chief executive officer and chairman of the board, and Mr. O'Leary was appointed to serve as lead independent director. The lead director calls and chairs meetings of the independent directors, collaborates with the chairman regarding board meetings, and assumes such other duties which the independent directors may designate from time to time. The board believes that the current structure of chairman and lead director assists in the timely flow of relevant information, which supports effective board decision-making and provides a useful connection between the board and management allowing for board actions to be appropriately and efficiently executed.

Annual Board and Committee Self-Assessments

The board of directors considers the performance of the board and of individual directors, and each committee of the board reviews its performance, on an annual basis. Our board believes that a meaningful annual evaluation process promotes good governance practices and enhances the effective functioning of the board.

Questionnaires
Directors anonymously complete individual, board and board committee evaluations.

Annual Results
The individual director performance evaluations are reviewed and discussed with each director. The results of the board evaluations are reviewed and discussed by the nominating and corporate governance committee and the board. Each committee discusses the results of its performance survey and shares the results with the full board.

Action Plans
The board and its committees consider the results of the evaluations and, as appropriate, update their practices or areas of focus to continuously improve the operation and performance of the board and its committees.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee; a compensation committee; and a nominating and corporate governance committee. The directors currently serving on these committees satisfy the independence requirements of the NASDAQ Marketplace Rules applicable to such committees, including the enhanced independence requirements for members of the audit committee and compensation committee. Each of these committees has the responsibilities set forth in written charters adopted by the board of directors. We make copies of each of these charters available free of charge on our website at http://investors.fiserv.com/corporate-governance. Other than the text of the charters, we are not including the information contained on or available through our website as a part of, or incorporating such information by reference into, this proxy statement. In addition, in accordance with our amended and restated by-laws, the board has constituted a committee of continuing Fiserv directors and a committee of continuing First Data directors as further described below under "First Data Transaction" and "Nominations of Directors."

Audit Committee

Mr. O'Leary (Chair)	Duties:
Ms. Davis	The audit committee's primary role is to provide independent review and oversight of our financial reporting processes and financial statements, system of internal controls, audit process and results of operations and financial condition. The audit committee is directly and solely responsible for the appointment, compensation, retention, termination and oversight of our independent registered public accounting firm. The audit committee has certain risk-related oversight responsibilities including receiving reports from management regarding operational risks, reviewing legal and regulatory matters that could have a material impact on the financial statements, and establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting or auditing matters. Each of the members of the audit committee is independent, as defined by applicable NASDAQ and Securities and Exchange Commission rules. The board of directors has determined that Ms. Davis and Messrs. de Castro, DiSimone and O'Leary are "audit committee financial experts," as that term is used in Item 407(d)(5) of Regulation S-K.
Mr. de Castro	
Mr. DiSimone	
Number of Meetings held in 2019: **8**	

Compensation Committee

Mr. Nuttall (Chair)	Duties:
Mr. Lynch	The compensation committee of the board of directors is responsible for overseeing executive officer compensation. The compensation committee's responsibilities include: approval of executive officer compensation and benefits; administration of our equity incentive plans including compliance with executive stock ownership requirements; and approval of severance or similar termination payments to executive officers. Each of the members of the compensation committee is a non-employee director and "independent" as defined by applicable NASDAQ rules. Additional information regarding the compensation committee and our policies and procedures regarding executive compensation, including, among other matters, our use of compensation consultants and their role, and management's role, in determining compensation, is provided below under the heading "Compensation Discussion and Analysis – Determining and Structuring Compensation – Determining Compensation."
Mr. Simons	
Number of Meetings held in 2019: **5**	

Nominating and Corporate Governance Committee

Mr. Lynch (Chair)	Duties:
Ms. Miller	The nominating and corporate governance committee assists the board of directors to identify and evaluate potential director nominees, and, subject to our by-laws, recommends qualified nominees to the board of directors for consideration by the shareholders. The nominating and corporate governance committee also oversees our corporate governance policies and practices and manages the chief executive officer evaluation process. Each of the members of the nominating and corporate governance committee is independent as defined by applicable NASDAQ rules.
Mr. O'Leary	
Number of Meetings held in 2019: **6**	

First Data Transaction

On July 29, 2019, we completed the acquisition of First Data in an all-stock transaction, and certain governance changes became effective as of that date pursuant to the merger agreement between Fiserv and First Data.

Chairman and Chief Executive Officer. Jeffery Yabuki continued to serve as our chief executive officer and became the chairman of the board of directors.

President and Chief Operating Officer. Frank Bisignano, the First Data chief executive officer prior to the closing, became our president and chief operating officer and joined the board of directors.

Amended and Restated By-laws. Our by-laws were amended and restated to reflect other governance terms related to our board of directors as agreed to in the merger agreement and further described below. These governance terms will remain in place until immediately following the conclusion of our 2021 annual meeting of shareholders (the "specified period"), and any changes to such governance terms in the by-laws during the specified period will require the approval of at least 70% of our board of directors.

Board of Directors. During the specified period, the board of directors will be comprised of ten directors, of which:

- six will be continuing Fiserv directors, one of whom will be the Fiserv chief executive officer

- four will be continuing First Data directors, one of whom will be nominated by New Omaha, in accordance with a shareholder agreement between Fiserv and New Omaha

Continuing Fiserv directors refers to Ms. Davis and Messrs. DiSimone, Lynch, O'Leary, Simons and Yabuki, all of whom were directors of Fiserv immediately prior to the closing and nominated to be directors of the combined company by Fiserv, as well as any additional directors of the company who take office in the future and are nominated by a majority of a committee of continuing Fiserv directors. Continuing First Data directors refers to Ms. Miller and Messrs. Bisignano, de Castro and Nuttall, all of whom were directors of First Data

immediately prior to the effective time and nominated to be directors of the combined company by First Data, as well as any additional directors of the company who take office in the future and are nominated by a majority of a committee of continuing First Data directors. More information regarding the nomination of directors by the committees of continuing Fiserv directors and continuing First Data directors is provided below under "Nominations of Directors."

Lead Director and Committees of the Board of Directors. The amended and restated by-laws provide that during the specified period:

- a continuing Fiserv director will serve as our lead director

- the board of directors will maintain the following standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee, and each committee of the board of directors (including each standing committee) will be comprised of three or four members, with at least one qualified continuing First Data director on each committee

- a continuing First Data director will be the chair of the compensation committee

Nominations of Directors

As required by our amended and restated by-laws, the board has constituted a committee of continuing Fiserv directors and a committee of continuing First Data directors each of which, during the specified period, is responsible for nominating candidates to fill all vacancies on the board created by the cessation of service of a continuing Fiserv director or continuing First Data director, as the case may be, or for election at each annual or special meeting of shareholders at which directors are to be elected to fill a seat previously held by a continuing Fiserv director or continuing First Data director, as the case may be.

In accordance with its charter, and subject to our amended and restated by-laws as described above, the nominating and corporate governance committee recommends to the full board of directors the nominees to stand for election at our annual meeting of shareholders and to fill vacancies occurring on the board. In this regard, the nominating and corporate governance committee regularly assesses the appropriate size of the board of directors and whether any vacancies on the board of directors are expected due to retirement or otherwise. In the event that vacancies are anticipated or otherwise arise, the committee utilizes a variety of methods to identify and evaluate director candidates. Candidates may come to the attention of the committee through current directors, professional search firms, shareholders or other persons.

The nominating and corporate governance committee evaluates prospective nominees in the context of the then current constitution of the board of directors and considers all factors it believes appropriate, which include those set forth in our governance guidelines. Our governance guidelines provide that a majority of our board of directors should have diverse backgrounds with outstanding business experience, proven ability and significant accomplishments through other enterprises to enable the board of directors to represent a broad set of capabilities and viewpoints. The board of directors and the nominating and corporate governance committee believe the following minimum qualifications must be met by a director nominee to be recommended by the committee:

- Each director must display the highest personal and professional ethics, integrity and values.

- Each director must have the ability to exercise sound business judgment.

- Each director must be highly accomplished in his or her respective field.

- Each director must have relevant expertise and experience and be able to offer advice and guidance to our chief executive officer based on that expertise and experience.

- Each director must be independent of any particular constituency, be able to represent all of our shareholders, and be committed to enhancing long-term shareholder value.

- Each director must have sufficient time available to devote to activities of the board of directors and to enhance his or her knowledge of our business.

In addition, the nominating and corporate governance committee seeks to have at least one

director who is an "audit committee financial expert" under Item 407(d)(5) of Regulation S-K under the Exchange Act, and we must have at least one director (who may also be an "audit committee financial expert") who, in accordance with the NASDAQ Marketplace Rules, has past employment experience in finance or accounting, requisite professional certification in accounting or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

In making recommendations to the board of directors, the nominating and corporate governance committee examines each director candidate on a case-by-case basis regardless of who recommended the candidate. The committee will consider shareholder-recommended director candidates in accordance with the foregoing and other criteria set forth in our governance guidelines and the Nominating and Corporate Governance Committee Charter. Recommendations for consideration by the committee must be submitted in writing to the corporate Secretary together with appropriate biographical information concerning each proposed candidate. The committee does not evaluate shareholder-recommended director candidates differently than any other director candidate.

Our by-laws include a provision pursuant to which a shareholder, or group of up to 20 shareholders, owning continuously for at least three years shares of our stock representing an aggregate of at least 3% of our outstanding shares may nominate and include in our proxy material director nominees constituting up to 20% of our board of directors – so called "proxy access." Alternatively, a shareholder may nominate director nominees under our by-laws that the shareholder does not intend to have included in our proxy materials. In either case, such shareholders must comply with the procedures set forth in our by-laws, including that the shareholders and nominees satisfy the requirements in our by-laws and our corporate Secretary receives timely written notice, in proper form, of the intent to make a nomination at an annual meeting of shareholders. The detailed requirements for nominations are set forth in our by-laws, which were attached as an exhibit to our

Current Report on Form 8-K filed with the Securities and Exchange Commission on March 24, 2020. A copy of our by-laws will be provided upon written request to our corporate Secretary. Additional requirements regarding shareholder proposals and director nominations, including the dates by which notices must be received, are described below under the heading "Other Matters – Shareholder Proposals for the 2021 Annual Meeting."

Risk Oversight

Our management is responsible for managing risk, and our board of directors is responsible for overseeing management. To discharge this responsibility, the board seeks to be informed about the risks facing the company so that it may evaluate actual and potential risks and understand how management is addressing such risks. To this end, the board, as a whole and at the committee level, regularly receives reports from management about risks faced by the company.

For example, the board of directors regularly receives reports directly from our chief executive officer about, among other matters, developments in our industry so that the board may evaluate the competitive and other risks faced by the company. In addition, our chief financial officer, at each meeting of the board, presents information regarding our financial performance and condition in an effort to understand financial risks faced by the company. Cybersecurity is a significant area of focus for our board of directors. The board of directors regularly receives cybersecurity updates regarding cybersecurity events, evolving cybersecurity threats, the status of our ongoing cybersecurity programs, and planned initiatives designed to continue to enhance our cybersecurity practices.

The committees of the board also play a critical role in the board's ability to collect and assess information. The audit committee's charter charges it with a variety of risk-related oversight duties, including:

- coordinating the board's oversight of our significant internal controls and disclosure controls and procedures;

- administering our code of business conduct and ethics;

- reviewing legal and regulatory matters that could have a material impact on the financial statements;

- considering and approving related party transactions as required by our related party transactions policy; and

- establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls or auditing matters.

The audit committee of the board also receives reports at each in-person meeting from our chief risk officer, the head of our corporate audit function and senior management regarding our operations, including enterprise risk, regulatory compliance, and operational risks and matters. It also regularly reviews litigation and ethics and compliance matters with our chief legal officer. Our chief risk officer oversees Fiserv's enterprise risk management program. The program establishes an integrated framework, for managing risk across the enterprise, and includes ongoing evaluation and reporting on risks that are most significant to Fiserv. Our corporate audit function audits, among other matters, our compliance with Fiserv operating protocols and tracks the remediation of identified matters.

Our compensation committee oversees compensation related risks through its review of, among other matters, the design and implementation of our compensation programs and policies, the administration of our equity incentive plans, compliance with executive officer stock ownership requirements, the terms of executive officer employment, and severance or termination payments to executive officers.

The nominating and corporate governance committee also works closely with our chief legal officer and the members of the board to seek to manage risks associated with director and executive officer succession, the independence of the directors, conflicts of interest and other corporate governance related matters.

Communications with the Board of Directors

Shareholders may communicate with our board of directors or individual directors by submitting communications in writing to us at 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Lynn S. McCreary, Chief Legal Officer and Secretary.

Communications will be delivered directly to our board of directors or individual directors, as applicable.

Review, Approval or Ratification of Transactions with Related Persons

We have adopted a written policy requiring that any related person transaction that would require disclosure under Item 404(a) of Regulation S-K under the Exchange Act be reviewed and approved by our audit committee or, if the audit committee is not able to review the transaction for any reason, a majority of our disinterested directors. Compensation matters regarding our executive officers or directors are reviewed and approved by our compensation committee. The policy also provides that, at least annually, any such ongoing, previously approved related person transaction is to be reviewed by the body that originally approved the transaction: to ensure that it is being pursued in accordance with all of the understandings and commitments made at the time that it was previously approved; to ensure that the commitments being made with respect to such transaction are appropriately reviewed and documented; and to affirm the continuing desirability of and need for the related person arrangement.

All relevant factors with respect to a proposed related person transaction will be considered, and such a transaction will only be approved if it is in our and our shareholders' best interests or, if an alternate standard of review is imposed by applicable laws, statutes, governing documents or listing standards, if such alternate standard of review is satisfied.

Director Compensation

Objectives for Director Compensation

Qualified non-employee directors are critical to our success. We believe that the two primary duties of non-employee directors are to effectively represent the long-term interests of our shareholders and to provide guidance to management. As such, our compensation program for non-employee directors is designed to meet several key objectives:

- Compensate directors for their responsibilities and time commitments and for the personal liabilities and risks that they face as directors of a public company

- Attract the highest caliber non-employee directors by offering a compensation program consistent with those at peer companies

- Align the interests of directors with our shareholders by providing a significant portion of compensation in equity and requiring directors to own our stock

- Provide compensation that is simple and transparent to shareholders and reflects corporate governance best practices

- Where possible, provide flexibility in form and timing of payments

Elements of Director Compensation

The compensation committee of the board of directors reviews non-employee director compensation every other year and considers our financial performance, general market conditions and non-employee director compensation at the peer group companies set forth below under "Compensation Discussion and Analysis – Structuring Compensation – Peer Group."

We believe that the following components of our director compensation program support the objectives above:

- We provide cash compensation for board and committee service and attendance at meetings. We also provide additional cash compensation to the chairpersons of our board committees. The committee and committee chair cash fees compensate directors for the additional responsibilities, time commitments and meetings involved with those positions. We pay all cash compensation in quarterly installments subject to any deferral elections.

- Annually, non-employee directors receive a grant of restricted stock units which vest 100% on the earlier of (i) the first anniversary of the grant date or (ii) immediately prior to the first annual meeting of shareholders following the grant date. To compensate the lead director for his involvement in board and governance matters, he receives an additional annual grant of restricted stock units with the same vesting schedule as the standard board annual equity grant.

- Our stock ownership policy requires non-employee directors to own shares of our common stock having a total value equal to four times the sum of the standard annual board cash compensation amount plus the value of the standard annual equity award.

- We maintain a non-employee director deferred compensation plan that provides directors with flexibility in managing their compensation and promotes alignment with the interests of our shareholders.

Non-Employee Director Deferred Compensation Plan

Under our non-employee director deferred compensation plan, each non-employee director may defer up to 100% of his or her cash compensation. Based on his or her deferral election, the director is credited with a number of share units at the time he or she would have otherwise received the portion of the fees being deferred. In addition, each non-employee director may defer receipt of up to 100% of shares due upon vesting of restricted stock units, and based on his or her election, the director is credited with one share unit for the receipt of each such share that is deferred. Share units are equivalent to shares of our common stock except that share units have no voting rights.

Upon cessation of service on the board, the director receives a share of our common stock for each share unit. Directors elect whether the shares are received in a lump sum distribution or in annual installments over two to fifteen years, and any fractional share units are paid in cash. Share units credited to a director's account are considered awards granted under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan") and count against that plan's share reserve.

Stock Ownership Requirements

Under our stock ownership policy, non-employee directors are required to accumulate and hold our common stock having a market value equal to at least four times the sum of the standard annual board cash compensation amount plus the value of the standard annual equity award.

Non-employee directors have five years after they become subject to the policy to meet the ownership requirements provided that interim ownership milestones are achieved during the five-year period. All non-employee directors are in compliance with our stock ownership policy.

Director Compensation Program

Our 2019 non-employee director compensation program is summarized below on an annualized basis:

Element of Compensation[1]	2019
Annual Equity[1]	
Restricted Stock Units	$ 192,000
Lead Director Fee[2]	
Restricted Stock Units	75,000
Board Fee	78,000
Committee Fee	
Audit	15,000
Compensation	15,000
Nominating and Corporate Governance	15,000
Committee Chair Fee	
Audit	10,000
Compensation	10,000
Nominating and Corporate Governance	10,000

(1) Upon being elected or re-elected as a director, each non-employee director receives such number of restricted stock units as is determined by dividing $192,000 by the closing price of our common stock on the grant date. The non-employee directors who joined our board at the time of the First Data acquisition did not receive a grant of Fiserv restricted stock units in 2019.

(2) The lead director fee is paid entirely in restricted stock units. Upon being appointed or re-appointed as lead director, the director receives such number of restricted stock units as is determined by dividing $75,000 by the closing price of our common stock on the grant date. The lead director fee is in addition to the standard annual equity grant.

In connection with the First Data acquisition, our board of directors approved the vesting of unvested restricted stock units held by Fiserv directors who ceased to serve on the board of directors upon the closing of that transaction and the payment to such directors of the portion of the annual cash fees corresponding to the quarter in which the transaction closed.

2019 Director Compensation

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	Total ($)
Alison Davis[3]	93,000	192,013	285,013
Henrique de Castro[4]	23,250	—	23,250
Harry F. DiSimone[5]	93,000	192,013	285,013
Dennis F. Lynch[6]	118,000	192,013	310,013
Heidi G. Miller[7]	23,250	—	23,250
Scott C. Nuttall[8]	25,750	—	25,750
Denis J. O'Leary[9]	118,000	267,091	385,091
Doyle R. Simons[10]	98,788	192,013	290,801
Former Directors			
John Y. Kim[11]	69,750	192,013	261,763
Glenn M. Renwick[12]	167,250	192,013	359,263
Kim M. Robak[13]	81,000	192,013	273,013
JD Sherman[14]	69,750	192,013	261,763

(1) This column includes fees earned or paid in cash during 2019. This column also includes the following amounts that were deferred under our non-employee director deferred compensation plan, a non-qualified defined contribution plan: Mr. de Castro – $23,250; Mr. DiSimone – $93,000; Ms. Miller – $23,250; Mr. Nuttall – $25,750; Mr. O'Leary – $118,000; Mr. Simons – $98,788; Mr. Kim – $69,750; and Mr. Renwick – $167,250.

(2) We granted each non-employee director re-elected at our 2019 annual meeting of shareholders a number of restricted stock units determined by dividing $192,000 by $89.60, the closing price of our common stock on May 22, 2019, the date of the grant, rounded up to the next whole restricted stock unit. Accordingly, each non-employee director received 2,143 restricted stock units. In addition, following his appointment as lead director, Mr. O'Leary received a number of restricted stock units determined by dividing $75,000 by $116.04, the closing price of our common stock on November 19, 2019, the date of grant, rounded up to the next whole restricted stock unit. Accordingly, Mr. O'Leary received 647 restricted stock units. All restricted stock units granted in 2019 vest

100% on the earlier of the first anniversary of the grant date or immediately prior to the first annual meeting of shareholders following the grant date; provided that, the restricted stock units granted to directors whose service ended upon the closing of the First Data acquisition were accelerated at that time.

The dollar amount shown in the table is the grant date fair value of the award. Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2019.

(3) As of December 31, 2019, Ms. Davis held 19,150 options to purchase shares of our common stock, all of which were vested, and 2,143 unvested restricted stock units.

(4) Mr. de Castro joined our board in connection with the First Data acquisition, and his cash compensation includes fees for the fourth quarter of 2019. As of December 31, 2019, Mr. de Castro did not hold any options to purchase shares of our common stock or unvested restricted stock units.

(5) As of December 31, 2019, Mr. DiSimone held 960 options to purchase shares of our common stock, all of which were vested, and 2,143 unvested restricted stock units.

(6) As of December 31, 2019, Mr. Lynch held 42,008 options to purchase shares of our common stock, all of which were vested, and 2,143 unvested restricted stock units.

(7) Ms. Miller joined our board in connection with the First Data acquisition, and her cash compensation includes fees for the fourth quarter of 2019. As of December 31, 2019, Ms. Miller held 47,929 options to purchase shares of our common stock, all of which were vested, and no unvested restricted stock units.

(8) Mr. Nuttall joined our board in connection with the First Data acquisition, and his cash compensation includes fees for the fourth quarter of 2019. As of December 31, 2019, Mr. Nuttall did not hold any options to purchase shares of our common stock or unvested restricted stock units.

(9) As of December 31, 2019, Mr. O'Leary held 54,512 options to purchase shares of our common stock, all of which were vested, and 2,790 unvested restricted stock units.

(10) Mr. Simons's cash compensation includes pro rata compensation for service as chair of our compensation committee through July 29, 2019. As of December 31, 2019, Mr. Simons held 68,240 options to purchase shares of our common stock, all of which were vested, and 2,143 unvested restricted stock units.

(11) As of December 31, 2019, Mr. Kim held 8,388 options to purchase shares of our common stock, all of which were vested, and no unvested restricted stock units.

(12) Prior to the closing of the First Data acquisition, Mr. Renwick served as our independent chairman of the board of directors and earned an additional fee of $145,000 per annum as our chairman. As of December 31, 2019, Mr. Renwick did not hold any options to purchase shares of our common stock or unvested restricted stock units.

(13) As of December 31, 2019, Ms. Robak held 31,220 options to purchase shares of our common stock, all of which were vested, and no unvested restricted stock units.

(14) As of December 31, 2019, Mr. Sherman held 12,252 options to purchase shares of our common stock, all of which were vested, and no unvested restricted stock units.

Proposal 2. Advisory Vote to Approve Executive Compensation

Background

We are conducting a non-binding, advisory vote to approve the compensation of our named executive officers, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, in accordance with Section 14A of the Exchange Act (commonly referred to as "Say-on-Pay"). Our shareholders previously expressed a preference that we hold Say-on-Pay votes on an annual basis, and our board of directors accordingly determined to hold Say-on-Pay votes every year until the next required advisory vote on the frequency of future Say-on-Pay votes.

Proposed Resolution

We encourage shareholders to review the "Compensation Discussion and Analysis" section of this proxy statement as well as the tabular and narrative disclosure under the heading "Executive Compensation." Our compensation program for our named executive officers is designed to create long-term shareholder value by rewarding performance and includes the following key factors for 2019:

- In 2019, we successfully completed the acquisition of First Data, a global leader in commerce-enabling technology and solutions for merchants, financial institutions and card issuers. The transaction expanded the breadth of capabilities and depth of expertise of Fiserv and provides clients access to a more comprehensive set of solutions and innovations, an extensive range of end-to-end capabilities and integrated delivery.

- During 2019, we delivered strong financial results, made meaningful progress in integrating First Data and began to capture synergy opportunities, all as a means to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do. Our cumulative total shareholder return on our common stock for the five years ended December 31, 2019 surpassed our benchmark indices.

- Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- We provided compensation in the form of cash incentive awards based on annual performance and long-term incentive compensation in the form of equity that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time.

- Our compensation committee granted performance share units to all named executive officers. The number of shares issued at vesting will be determined by the company's achievement of performance goals over a three-year period.

- We have: (i) a stock ownership policy that requires our executive officers to maintain a substantial investment in Fiserv; (ii) a policy that prohibits executive officers from hedging or pledging our stock; and (iii) a compensation recoupment, or "clawback," policy, all of which we believe align the interests of our named executive officers with those of our shareholders.

The board endorses the compensation of our named executive officers and recommends that you vote in favor of the following resolution:

"RESOLVED, that the shareholders hereby approve, on an advisory basis, the compensation of the company's named executive officers as disclosed in this proxy statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including under the heading 'Compensation Discussion and Analysis' and in the tabular and narrative disclosures under the heading 'Executive Compensation.'"

Vote Required, Effect of Vote and Recommendation of the Board of Directors

To approve, on an advisory basis, the compensation of our named executive officers as disclosed in this proxy statement, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted in favor of this proposal.

Because the vote is advisory, it will not be binding upon the board or the compensation committee, and neither the board nor the compensation committee will be required to take any action as a result of the outcome of the vote on this proposal. Although the outcome of this vote is advisory, the compensation committee will carefully consider the outcome of the vote when considering future executive compensation decisions to the extent it can determine the cause or causes of any significant negative voting results.

The board of directors recommends that you vote "FOR" Proposal 2.

Compensation Discussion and Analysis

Executive Summary

Named Executive Officer	Title
Jeffery W. Yabuki	Chairman and Chief Executive Officer
Frank J. Bisignano	President and Chief Operating Officer
Robert W. Hau	Chief Financial Officer and Treasurer
Devin B. McGranahan	Executive Vice President and Senior Group President
Byron C. Vielehr	Executive Vice President and Senior Group President

Overview

The Compensation Discussion and Analysis portion of this proxy statement is designed to provide you with information regarding our executive compensation philosophy, how we determine and structure executive compensation, including the factors we consider in making compensation decisions, and our executive compensation policies. The Compensation Discussion and Analysis focuses on the compensation of the executive officers identified above (our "named executive officers").

Our Business

As a global leader in payments and financial technology, we help clients achieve best-in-class results through a commitment to innovation and excellence. Our aspiration is to move money and information in a way that moves the world. Our purpose is to deliver superior value for our clients through leading technology, targeted innovation and excellence in everything we do.

We are focused on operating businesses where we have: deep industry expertise that enables us to serve the global market with high effectiveness; a strong competitive position, currently or via a clear path in the foreseeable future; long-term, trusted client relationships that are based on recurring services and transactions; differentiated solutions that deliver value to our clients through integration and innovation; and strong management to execute strategies in a disciplined manner. We face significant competition from domestic and international companies that are aggressive and well financed. Our industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. In order to implement our strategic plan, we need to assemble and maintain a leadership team with the integrity, skills and dedication to execute our initiatives. We believe that executive officer compensation can be

used to help us achieve our objectives by "paying for performance," thereby aligning the interests of our executive officers with those of our shareholders.

First Data Acquisition

In 2019, we successfully completed the acquisition of First Data, a global leader in commerce-enabling technology and solutions for merchants, financial institutions and card issuers. The transaction expanded the breadth of capabilities and depth of expertise of Fiserv and provides clients access to a more comprehensive set of solutions and innovations, an extensive range of end-to-end capabilities and integrated delivery.

2019 Financial Results

On a GAAP basis, the financial results of First Data are included in our consolidated financial results from July 29, 2019, the date of the acquisition. On an adjusted non-GAAP basis, our financial results, including internal revenue growth, adjusted earnings per share and free cash flow, have been recalculated to provide current and historical results on a combined company basis to enhance our investors' ability to evaluate our performance on a combined basis with First Data. See Appendix A to this proxy statement for more information regarding these non-GAAP financial measures and reconciliations to the most directly comparable GAAP measures.

In 2019, we generated GAAP revenue growth of 75% and internal revenue growth of 6% compared to 2018 as well as GAAP earnings per share from continuing operations of $1.71 and adjusted earnings per share of $4.00. This represents a 40% decrease in GAAP earnings per share from continuing operations, and a 16% increase in adjusted earnings per share, compared to 2018. We had net cash provided by operating activities of $2.80 billion and free cash flow of $3.29 billion in 2019, an 80% and

16% increase, respectively, compared to the prior year. With the First Data acquisition, 2019 was a transformative year of growth, and our executive officers led our company through the acquisition and subsequent integration activities. Executive officer compensation for 2019 was paid or awarded in the context of the First Data acquisition and our financial results.

Executive Compensation Practices

Our compensation program is designed to create long-term value for our shareholders by rewarding performance and sustainable growth. The table below summarizes our current executive compensation practices.

- ✔ **Pay-for-Performance Philosophy**. Our compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives.

- ✔ **Balanced Compensation Strategy**. We provide cash incentive awards based on annual performance and long-term incentive compensation in the form of equity that promotes long-term financial, operating and strategic performance by delivering incremental value to executive officers based on financial results and to the extent our stock price increases over time.

- ✔ **Performance Share Units**. In furtherance of our pay-for-performance philosophy, we grant performance share units. The number of shares issued at vesting will be determined by the achievement of performance goals over a three-year period.

- ✔ **Robust Stock Ownership**. We have a stock ownership policy that requires our directors and executive officers to acquire and maintain a significant amount of Fiserv equity to further align their interests with those of our long-term shareholders. In this regard, in 2019, we increased the share ownership requirement for our chief executive officer and chief operating officer. They are now required to own equity having a value of at least twelve times (12x) their annual base salary.

- ✔ **No Hedging or Pledging**. We have a policy that prohibits our directors and executive officers from hedging or pledging Fiserv stock.

- ✔ **Clawback Policy**. We have a compensation recoupment, or "clawback," policy.

- ✔ **No Pensions**. We do not provide separate pension programs or a supplemental executive retirement plan to our executive officers.

2019 Compensation Matters

In February 2019, our then-serving named executive officers received annual equity incentive awards in the form of restricted stock units and/or stock option awards. In addition, following the First Data acquisition, we granted performance share units to all our named executive officers with a three-year performance period. The number of shares issued at vesting will be based on total shareholder return as compared to the S&P 500 Index (50% weighting) and the company's achievement of cost synergies (30% weighting) and revenue synergies (20% weighting), and will range from 0% to 200% of target. These performance goals reflect our focus on a successful integration and creation of shareholder value.

We also paid cash incentive awards to our named executive officers for 2019 performance. The compensation committee considered, among other matters, our financial and strategic results for the year and each named executive officer's role in successfully completing the First Data transaction, integrating the operations of Fiserv and First Data and driving synergy attainment.

In addition, in 2019, our compensation committee approved an increase to our stock ownership policy applicable to our chief executive officer and chief operating officer to require them to own equity having a value of at least twelve (12x) times their annual base salary. We also changed certain other elements of our compensation program to further align the interests of our employees at the senior vice president level and above, including our named executive officers, with those of our shareholders. We believe that value delivered through equity awards should drive compensation at this level in the organization and, therefore, as of January 1, 2020, we eliminated participation in our tax-qualified employee stock purchase plan, eligibility for company matching contributions under our 401(k) savings plan and contributions to health savings accounts for this group.

Determining and Structuring Compensation

Compensation Philosophy and Objectives

Our executive officers are critical to our long-term success; therefore, we need to be competitive with companies that require talent aligned to our product, technology and service roadmaps. We seek to pay our executive officers at levels that are competitive with other employers, both within and outside of our industry, to secure the best talent possible for all our stakeholders. Consistent with Fiserv's "pay for performance" philosophy, the compensation committee seeks to structure compensation that incentivizes our leaders to strive for market-leading performance and a successful integration of First Data, which we expect will translate into long-term value for our shareholders, and is balanced by the risk of lower performance-based compensation when we do not meet our performance objectives. We also seek to structure our compensation plans in a manner that is understandable to our shareholders and that is consistent with good corporate governance practices.

The goal of our executive compensation program is the same as our goal for operating our company: to create long-term value for our shareholders and clients. To this end, we design our compensation program to reward our executive officers for sustained financial, operating and strategic performance, to align their interests with those of our shareholders, and to encourage them to remain with the company for long and productive careers.

Determining Compensation

The Compensation Committee's Role

The compensation committee of the board of directors is responsible for:

- approving executive officer compensation

- approving compensation programs and plans in which our executive officers participate

- reviewing compensation-related risk

- administering our equity incentive plans including compliance with executive stock ownership requirements

- approving severance or similar termination payments to executive officers

- overseeing regulatory compliance with respect to compensation matters

With respect to executive officers, at the beginning of each year, the compensation committee sets base salaries, approves cash incentive awards for the prior year's performance, approves equity incentive awards, and establishes objective performance targets for the year.

Management's Role

Our chief executive officer makes recommendations to our compensation committee concerning the compensation of executive officers other than himself, although performance measures included in his recommendations may apply generally to all executive officers. For example, when formulating recommendations to the compensation committee regarding the compensation of a group president, our chief executive officer considers, among other factors, the group's internal revenue growth, adjusted operating income, strategic progress, integration and synergy attainment, talent development, operational excellence and market data. Our chief executive officer annually completes a self-appraisal of his performance. For 2019, his self-appraisal focused on financial results, integration progress, synergy attainment, employee engagement, client results and leadership. The appraisal, and the recommendations of the nominating and corporate governance committee, which administers the annual evaluation of the chief executive officer by the board, is considered by the compensation committee in its annual review of our chief executive officer's performance and compensation. Our chief executive officer does not attend the portion of any compensation committee meeting during which the committee deliberates on matters related specifically to his compensation.

Consultant's Role

In 2019, the compensation committee engaged Meridian Compensation Partners, LLC ("Meridian") and Pay Governance, LLC ("Pay Governance"). Meridian advised the committee regarding the impact of the First Data acquisition on outstanding equity awards and director compensation matters. Meridian also assisted management with certain proxy statement-related calculations. The compensation committee engaged Pay Governance to advise it regarding director and executive officer compensation, including performance-based equity awards, lead director compensation and our peer group. Pay Governance also provided the company

with market compensation data and analysis, assistance with tally sheet calculations and advice regarding stock ownership requirements. Management used this market data to make recommendations to the committee regarding compensation matters, and the committee used this data to assess chief executive officer compensation. The committee reviewed each of Meridian's and Pay Governance's work and its policies and procedures regarding ensuring independence and concluded that each of Meridian and Pay Governance was able to provide independent advice regarding executive compensation matters during their respective engagements.

Tally Sheets

The compensation committee reviews executive officer compensation tally sheets each year. These summaries set forth the dollar amount of all components of each named executive officer's compensation, including base salary, annual target cash incentive compensation, annual target equity incentive compensation, value of unvested equity, potential severance, and, through 2019, employer contributions to 401(k) savings plans, allowing the committee to see what an executive officer's total compensation is and how a potential change to an element of our compensation program would affect an executive officer's overall compensation.

Shareholder Advisory Vote on Named Executive Officer Compensation

At our 2019 annual meeting, our shareholders approved, by approximately 93% of the votes cast, the compensation of our named executive officers as disclosed in our 2019 proxy statement. The compensation committee considered the results of the 2019 advisory vote at its meeting in February 2020. Because a substantial majority of our shareholders approved the compensation program described in the proxy statement for the 2019 annual meeting, the compensation committee did not implement changes to our executive compensation program as a result of the shareholder advisory vote. The compensation committee will continue to consider the results of shareholder advisory votes about our named executive officer compensation.

Structuring Compensation

Components of Compensation

The principal elements of compensation that we provided to our named executive officers for 2019 were base salary, annual cash incentive awards and equity incentive awards.

Type	Elements	Description
Annual Compensation	Base Salary	• Fixed annual amount • Provides a level of income security • Used to determine pay-based incentives
	Annual Cash Incentive	• Annual cash award based on annual performance
Long-Term Compensation	Stock Options and Restricted Stock Units	• Equity grants that vest over a period of several years
	Performance Share Units	• Equity grants where the number of shares issued at vesting will be determined by the achievement of performance goals over a multi-year period

Base Salary

We provide base salary to compensate an executive officer for his regular work. When determining base salaries, the compensation committee considers market data, an executive officer's scope of responsibilities, the market value of their experience, overall effectiveness, and, except in the case of the base salary of our chief executive officer, the recommendations of our chief executive officer.

Cash Incentive Awards

We believe it is important to provide annual cash incentives to motivate our executive officers to achieve annual financial and strategic results that, in turn, furthers our achievement of long-term objectives. We seek to offer cash awards in large enough proportion to base salary to ensure that a significant portion of each executive officer's cash compensation is "at risk" and payable based on performance. Generally, our compensation committee annually determines the performance objectives for and potential amounts of our cash incentive awards.

Equity Incentive Awards

We use three forms of equity to deliver compensation to our named executive officers: performance share units, time-vesting stock options and time-vesting restricted stock units.

Performance share units further align the long-term interests of our named executive officers with those of our shareholders. Our performance share units have a three-year performance period. The number of shares issued at vesting ranges from 0% to 200% of the target award based on the company's achievement of financial and strategic performance goals.

Stock options deliver compensation to an executive officer only to the extent our stock price increases over the term of the award. Restricted stock units are settled in shares of common stock upon vesting. We believe restricted stock units serve as a strong reward and retention device, encouraging our executive officers to stay with the company until the restricted stock units vest.

When making equity award decisions, we do not consider existing equity ownership because we do not want to discourage executive officers from holding significant amounts of our common stock. We also do not review realized compensation from prior equity awards when making current compensation decisions. If the value of equity awards granted in prior years increases significantly in future years, we do not believe that this positive development should impact current compensation decisions.

Mix of Compensation Components

We believe that the mix of compensation that we pay helps us to achieve our compensation objectives.

Components	Objectives
Fixed and variable compensation	We seek to increase the percentage of total pay that is "at risk" as executive officers move to greater levels of responsibility, with direct impact on company results.
Annual and long-term focus	We seek to create incentives to achieve annual goals by providing cash incentives based on annual performance. We seek to create incentives to achieve long-term goals by granting equity awards with multi-year performance periods to promote the achievement of long-term performance objectives linked to our enterprise strategic goals. We also grant equity awards with multi-year vesting periods, the ultimate value of which depends on our share price. These awards promote retention and further align the interests of our executive officers and shareholders.
Cash and equity compensation	We believe that executive officers in positions that more directly affect corporate performance should have as their main priority profitably growing the company. Accordingly, we generally structure the target compensation of these executive officers so that they receive a significant portion of their compensation in the form of equity. Using equity in this manner further aligns executive officers' interests with those of our shareholders, encourages retention and rewards our executive officers if we succeed.

Peer Group

In setting compensation levels for our executive officers, the committee considers, among other things, the compensation of similarly situated executives at companies in our peer group. To determine peer group compensation for an executive officer, the committee reviewed publicly available proxy and survey data regarding comparable executive officer positions and the compensation paid to our other executive officers in light of their relative functional responsibilities and experience. Notwithstanding the use of benchmarking as a tool to set compensation, comparison data only provides a context for the decisions that the compensation committee makes. The committee may also consider, among other matters, market trends in executive compensation, the percentage that each component of compensation comprises of an executive officer's total compensation and the executive officer's tenure in position.

At the time annual compensation decisions were made in February 2019, the following companies comprised our peer group:

Alliance Data Systems Corporation	First Data Corporation	PayPal Holdings, Inc.
Automatic Data Processing, Inc.	Global Payments Inc.	Total System Services, Inc.
Broadridge Financial Solutions, Inc.	Intuit Inc.	Unisys Corporation
Discover Financial Services	Jack Henry & Associates, Inc.	Visa Inc.
Equifax Inc.	Mastercard Incorporated	The Western Union Company
Fidelity National Information Services, Inc.	Paychex, Inc.	Worldpay, Inc.

After completing the First Data acquisition, the committee considered changes to our peer group in light of the change to our business, and it approved the following peer group. Data from this peer group was considered when making compensation decisions since the transaction closed.

American Express Company	Mastercard Incorporated
Automatic Data Processing, Inc.	PayPal Holdings, Inc.
Cognizant Technology Solutions Corporation	Square, Inc.
Discover Financial Services	The Bank of New York Mellon Corporation
Fidelity National Information Services, Inc.	Visa Inc.
Global Payments Inc.	

We believe our peer group is comprised of companies comparable to ours based on our industry, company size and competition for talent. In this regard, we include: companies that compete with us for talent; companies that directly compete with us in our primary businesses; companies with similar business models in similar industries because they reflect the complexities inherent in managing an organization with multiple business lines and revenue sources; and other publicly traded companies that are of similar size based primarily on annual revenue and market capitalization.

2019 Named Executive Officer Compensation

Base Salaries

The independent directors of the board increased the annual base salary of our chief executive officer to $1,320,000 as of the closing of the First Data acquisition on July 29, 2019 based on a review of the company's post-acquisition peer group, to align his compensation with his responsibilities and in light of his and our performance during his tenure at our company. Prior to this adjustment, Mr. Yabuki's base salary had been the same since 2005. The compensation committee did not increase the base salaries of any other named executive officers in 2019.

Mr. Bisignano joined our company as president and chief operating officer upon the closing of the First Data acquisition. We entered into an employment agreement with him in connection with that transaction after an arm's length negotiation and compensation committee approval. Mr. Bisignano received a base salary in 2019 at an annualized rate of $1,320,000 in accordance with his employment agreement.

Cash Incentive Awards

In early 2019, consistent with past practice, the compensation committee set performance objectives for annual cash incentive awards for our then-serving named executive officers. These performance objectives were consistent with prior years and focused on financial metrics and the executive officer's progress with respect to strategic initiatives including employee engagement and client initiatives. None of the performance objectives set at that time took into account any impact from the First Data acquisition.

The original 2019 performance objectives, weighting and threshold, target and maximum amounts as approved by the committee in early 2019 for Mr. Yabuki were as follows:

Performance Objective (weighting)[1]	Threshold	Target	Maximum
Adjusted Earnings Per Share (40%)	$3.37	$3.44	$3.75 or more
Internal Revenue Growth (40%)	2.5%	4.8%	7.0% or more
Strategic Initiatives (20%)			
Award as a Percentage of Base Salary			
J. Yabuki	88%	175%	350%

(1) The performance objectives for Mr. Hau were the same as above, and his potential awards as a percentage of base salary at threshold, target and maximum were 55%, 110% and 220%, respectively. The performance objectives for Mr. McGranahan and Mr. Vielehr included adjusted earnings per share and internal revenue growth at the same threshold, target and maximum levels as above, and also included strategic initiatives, adjusted operating income and, in the case of Mr. McGranahan, group adjusted revenue. The potential cash incentive awards as a percentage of base salary for Mr. McGranahan and Mr. Vielehr at threshold, target and maximum were 58%, 115% and 230%, respectively. The compensation committee ultimately determined the cash incentive awards for 2019 based on the variety of factors described below.

On July 29, 2019, we completed the First Data acquisition which materially impacted the company, including our financial results and the original cash incentive award performance objectives set by the committee. In this regard, for 2019, the company reported adjusted earnings per share of $4.00 per share, above the original performance goal maximum, and internal revenue growth of 6%, between the original performance goal target and maximum.

Based on these financial results and the impact of the acquisition, the committee ultimately determined each named executive officer's cash incentive award for 2019 in early 2020 by taking into account the company's financial and strategic results on a stand-alone and combined basis; each named executive officer's role in successfully completing the First Data transaction, integrating the operations of Fiserv and First Data and driving synergy attainment; and each named executive officer's performance with respect to his leadership, scope of responsibilities, financial results, and strategic impact.

The committee approved cash incentive awards as a percentage of base salary as follows:

	Percent of Base Salary (%)			
	Threshold	Target	Maximum	Actual Award
J. Yabuki	88%	175%	350%	140%
F. Bisignano[1]				112%
R. Hau	55%	110%	220%	88%
D. McGranahan	58%	115%	230%	85%
B. Vielehr	58%	115%	230%	85%

(1) The compensation committee approved Mr. Bisignano's cash incentive award in accordance with his employment agreement which provides that he is entitled to receive total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, between $10,000,000 and $15,000,000. The cash incentive reflected in the table is the cash incentive award paid to Mr. Bisignano as a percentage of his annualized base salary.

Equity Incentive Awards

Overview

In February 2019, we made annual equity award grants to Messrs. Yabuki, Hau, McGranahan and Vielehr based on the level of each executive officer's responsibilities within the company and the committee's judgment of each executive's performance with respect to strategic impact, building of organizational capacity, talent development, risk management, financial results, including adjusted earnings per share and internal revenue growth, and, other than with respect to his own awards, the recommendation of our chief executive officer.

The equity mix awarded to each of our named executive officers is consistent with our objective of emphasizing performance-based compensation and aligning our executive officers' economic interests with those of our shareholders. The annual mix of options and restricted stock units granted was determined by the committee based in part on the recommendation of the chief executive officer and an understanding of individual preference.

Annual Equity Awards in 2019

In February 2019, the compensation committee granted Mr. Yabuki stock options having a grant date fair value of approximately $8.25 million and restricted stock units having a grant date fair value of approximately $2.75 million. The committee considered Mr. Yabuki's performance with respect to strategic impact, building of organizational capacity, leadership development, risk management and financial results, including adjusted earnings per share and internal revenue growth, in connection with his award.

In February 2019, the compensation committee set threshold, target and maximum annual equity awards for Messrs. Hau, McGranahan and Vielehr at levels commensurate with their experience and responsibilities and comparable to the equity compensation available to individuals holding similar positions at our peer companies. The grant date fair value of the annual equity incentive awards – restricted stock units and options – as a percentage of base salary were as follows:

	Percent of Base Salary (%)			
	Threshold	**Target**	**Maximum**	**Actual Award**
R. Hau	100%	320%	480%	400%
D. McGranahan	100%	294%	480%	392%
B. Vielehr	100%	294%	480%	392%

Other Equity Awards in 2019

Following completion of the First Data acquisition, we granted performance share units to all our named executive officers. The performance share units have a three-year performance period ending July 31, 2022. Shares subject to the award will be issued based on total shareholder return (50% weighting) over the three-year period as compared to the total shareholder return of the S&P 500 Index over the same period as well as cost synergy attainment (30% weighting) and revenue synergy attainment (20% weighting). The performance multipliers to be applied to the target number of shares issuable pursuant to each named executive officer's award at the threshold, target and maximum achievement levels are as follows:

	Total Shareholder Return (50% Weighting)		Cost Synergies (30% Weighting)		Revenue Synergies (20% Weighting)	
	Three-Year Company TSR v. S&P 500 TSR (percentage points)	Performance Multiplier	Cost Savings	Performance Multiplier	Revenue Generation	Performance Multiplier
Maximum	+35 or greater	200%	$720 million	200%	$350 million	200%
Target	+9	100%	$540 million	100%	$200 million	100%
Threshold	+0	50%	$420 million	50%	$150 million	50%

Our board of directors focused on cost and revenue synergies as performance measures to determine an aggregate 50% of the level of vesting because it believes that the long-term value of our enterprise is linked to our ability to derive significant financial benefits from the First Data acquisition, and it used company total shareholder return on an absolute basis to determine 50% of the level of vesting because it believes that this metric further aligns our pay-for-performance philosophy with the creation of shareholder value.

Our named executive officers received performance share units at the target award level as follows:

	Number of Units at Target
J. Yabuki	143,971
F. Bisignano	143,971
R. Hau	38,393
D. McGranahan	57,589
B. Vielehr	57,589

The number of performance share units that would vest at target was based on the expected ability to drive cost and revenue synergies and shareholder returns over the three-year performance period. Shares earned up to 130% of the target award will be issued as soon as practicable after the compensation committee certifies performance for the performance period, and any shares earned above 130% of the target award will be issued on the fourth anniversary of the grant date. In each case, the named executive officer must remain employed by us on the date of share issuance to receive the shares earned.

In addition, upon the closing of the First Data acquisition and pursuant to his employment agreement, Mr. Bisignano received a grant of restricted stock units with a grant date fair value of $15,000,000. In accordance with his employment agreement, he also received performance share units as described above. The grants of restricted stock units and performance share units were intended to immediately and strongly align his interests with those of our shareholders.

2017 Performance Share Units

In 2017, the compensation committee granted 12,302, 8,786 and 8,786 performance share units at target to Messrs. Hau, McGranahan and Vielehr, respectively, as part of their annual equity awards with a three-year performance period ended on December 31, 2019. The vesting of the performance share units was subject to multiple criteria including the achievement of a threshold cumulative adjusted income from continuing operations goal of $2.5 billion, and a three-year cumulative annual internal revenue growth rate of 3.0% at the threshold award level, 4.0% at the target award level and 5.5% or more at the maximum award level.

As of the closing of the First Data transaction, we adjusted the methodology for determining performance goal achievement in light of the completion of the acquisition, in recognition of the impact that the transaction would have on our financial results, and taking into account the fact that approximately 85% of the performance period had elapsed by the time of closing. This adjustment resulted in achievement of the three-year cumulative annual internal revenue growth rate and the threshold cumulative adjusted income from continuing operations goal being based on actual results for 2017 and 2018 and, for 2019, based on actual results through the date of the First Data acquisition and anticipated performance (not including the impact of the First Data acquisition) from the date of closing through December 31, 2019. Notwithstanding these adjustments, the performance share units granted in 2017 would not vest until the date of the regularly scheduled compensation committee meeting to be held in February 2020 as originally intended. The board did not change the threshold cumulative adjusted income from continuing operations goal, the three-year cumulative annual internal revenue growth rate threshold, target or maximum achievement levels and corresponding performance multipliers, or the number of 2017 performance share units at the target award level for any of our named executive officers.

Based on these changes, we achieved the threshold cumulative adjusted income from continuing operations goal, and the company's 4.2% cumulative annual internal revenue growth rate for the three-year period would result in vesting at 120% of the target award level. Accordingly, upon vesting and subject to required tax withholding, Messrs. Hau, McGranahan and Vielehr became entitled to receive 14,763, 10,544 and 10,544 shares of our common stock, respectively.

2018 Performance Share Units

As of the closing of the First Data transaction, we also made adjustments to the internal revenue growth-based performance goal and performance goal weighting applicable to the performance share units granted in 2018 to Messrs. Yabuki, Hau, McGranahan and Vielehr in light of the considerations noted above for the 2017 performance share units. At the time of grant, 60% of the shares subject to the award would be issuable based on a three-year cumulative annual internal revenue growth rate, and 40% of the shares would be issuable based on our company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period. Following this adjustment, 20% of the shares subject to the award will be issuable based on our internal revenue growth performance for 2018 and 80% of the shares subject to the award will be issuable based on our company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period. The board did not adjust the threshold, target or maximum achievement levels for either performance goal, nor did it adjust the corresponding performance multipliers at those levels. In addition, the board did not adjust the number of 2018 performance share units at the target award level for any of our named executive officers. The performance period for these performance share units ends on December 31, 2020.

Other Elements of Compensation

Employee Stock Purchase Plan

In 2019, we maintained a tax-qualified employee stock purchase plan that was generally available to all employees, including executive officers, which allowed employees to acquire our common stock at a discounted price on an after-tax basis. During 2019, this plan allowed employees to buy our common stock at a 15% discount to the market price with up to 10% of their salary and incentives (up to a maximum of $25,000 in any calendar year), with the objective of allowing employees to benefit when the value of our stock increases over time. Employees of First Data who joined our company at the time of the acquisition were not eligible to participate in the plan until January 1, 2020. Beginning on January 1, 2020, participation in our tax-qualified employee stock purchase plan is limited to our employees whose roles are at the vice president level or below.

Post-Employment Benefits

We provide severance and change-in-control protections to our named executive officers through agreements which are discussed below under the heading "Employment and Other Agreements with Executive Officers."

Perquisites

Please see the discussion below under the heading "Employment and Other Agreements with Executive Officers," as well as footnote 4 to the Summary Compensation Table below, for more information regarding perquisites.

Retirement Savings Plan and Health and Welfare Benefits

We provide subsidized health and welfare benefits which include medical, dental, life insurance, disability insurance and paid time off on the same terms generally available to all salaried employees. In 2019, executive officers were entitled to participate in our health, welfare and 401(k) savings plans on generally the same terms and conditions as other employees, subject to limitations under applicable law. We do not provide a separate pension program or a supplemental executive

retirement plan. During 2019, Messrs. Yabuki, Hau, McGranahan and Vielehr, along with other employees who were employed by Fiserv prior to the First Data acquisition, were immediately eligible for matching contributions under our 401(k) savings plan, which were capped at 3% of annual cash compensation and vest after two years. Mr. Bisignano was not eligible for a company matching contribution in 2019. Beginning on January 1, 2020, only our employees whose roles are at the vice president level or below are eligible for company matching contributions under our 401(k) saving plan.

Non-Qualified Deferred Compensation Plan

Our named executive officers, along with other highly compensated employees, are eligible to participate in a non-qualified deferred compensation plan pursuant to which they can defer up to 75% of base salary, commissions and/or any cash payment earned pursuant to one of our written incentive plans. We do not make any contributions to this plan.

Participants wishing to participate in the plan must make a deferral election each year and choose the time and form of distribution. The participant may elect to have distributions begin on a specified date or following retirement. Distributions will also occur in connection with any other separation from service, or upon death or a change in control. Accounts are credited with earnings based on each participant's selection among investment choices that are similar to those available under our 401(k) savings plan. Investment allocations may be changed at any time by the participant.

None of our named executive officers participated or had a balance in our non-qualified deferred compensation plan during 2019. We therefore have not included a Non-Qualified Deferred Compensation table for 2019 in this proxy statement.

Additional Compensation Policies

Securities Trading Policy; Prohibition on Hedging and Pledging

We prohibit our executive officers from trading in our common stock during certain periods at the end of each quarter until after we disclose our financial and operating results unless such trading occurs under an approved Rule 10b5-1 plan. We may impose additional restricted trading periods at any time if we believe trading by executive officers would not be appropriate because of developments that are, or could be, material. In addition, we require pre-clearance by our chief legal officer and our chief executive officer of all stock transactions by designated senior members of management and our board of directors, including the establishment of a Rule 10b5-1 trading plan.

We also prohibit our employees, officers and directors, as well as any of their designees, from engaging in transactions that hedge or offset, or are designed to hedge or offset, any decrease in the value of our common stock granted to, or held directly or indirectly by, our employees, officers and directors, including through the use of financial instruments such as prepaid variable forwards, equity swaps collars and exchange funds. Our employees, officers and directors are also prohibited from engaging in short sales of our stock. Furthermore, directors and executive officers are prohibited from pledging our stock and from entering into transactions in derivative instruments in connection with our stock.

Stock Ownership

We believe that stock ownership by our executive officers is essential for aligning management's long-term interests with those of our shareholders. To emphasize this principle, we maintain a stock ownership policy that requires our chief executive officer and chief operating officer to own equity having a value of at least twelve times (12x) their annual base salary and our other executive officers to own equity having a value of at least four times (4x) their respective annual base salaries. We believe that these levels are sufficiently high to demonstrate a commitment to value creation, while satisfying our executive officers' needs for portfolio diversification. All executive officers are expected to satisfy the stock ownership requirements within five years after they become subject to them with minimum attainment levels beginning at the end of the second year. All named executive officers are in compliance with these requirements.

Compensation Recoupment Policy

In the event that we restate our financial results, we may recover all or a portion of the incentive awards that we paid or granted, or that vested, on the basis of such results. Recovery may be sought, in the discretion of the board, from any person who was serving as an executive officer of the company at the time the original results were published. Both cash and equity incentive awards are subject to recoupment; there is no time limit on our ability to recover such amounts, other than limits imposed by law; and recoupment is available to us regardless of whether the individuals subject to recoupment are still employed by us when repayment is required. To the extent recoupment is sought, the board of directors may, in its discretion, seek to recover interest on amounts recovered and/or costs of collection, and we have the right to offset the repayment amount from any compensation owed by us to any executive officer. The independent members of our board of directors, or a committee thereof comprised solely of independent directors, are responsible for determining whether recoupment is appropriate and the specific amount, if any, to be recouped by us.

Equity Award Grant Practices

The compensation committee approves annual equity awards to the company's executive officers, including all named executive officers, during its regularly scheduled February meeting, after we issue our financial results for the prior year. The compensation committee also delegates authority to our chief executive officer, chief operating officer and chief financial officer to approve annual equity awards to employees who are not executive officers from an equity award pool approved by the committee for this purpose. In addition, in order to accommodate the need for periodic awards, such as in connection with newly hired employees, promotions or retention awards, the compensation committee delegates authority to our chief executive officer, chief operating officer and chief financial officer to enable any of them to grant equity awards within certain parameters; provided that all grants to directors and executive officers are specifically made by the compensation committee. Our equity grant policy prescribes the timing of awards or specific grant dates. Under the Incentive

Plan, the exercise price of all options to purchase shares of our common stock may not be less than the closing price of our common stock on the NASDAQ stock market on the grant date.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code places a limit of $1,000,000 on the amount of compensation that we may deduct from our taxable income for federal income tax purposes in any one year with respect to our covered employees, including our named executive officers. Pursuant to the Tax Cuts and Jobs Act of 2017 (the "Act"), performance-based compensation is no longer exempt from the deduction limit, except that, under the Act, certain performance-based compensation paid pursuant to written binding contracts in effect on November 2, 2017 and not modified thereafter may still qualify for an exception from the deduction limit and we continue to consider how and whether compensation we pay in the future could qualify for this transitional relief under the Act. Notwithstanding our intentions, because of uncertainties as to the application and interpretation of Section 162(m), as amended by the Act, and any regulations to be issued thereunder, no assurance can be given that such compensation intended to satisfy the transitional relief for deductibility under Section 162(m) will so qualify. The compensation committee may also establish compensation arrangements that otherwise may not be fully tax deductible under applicable tax laws if it believes such compensation arrangements will further the objectives of our executive compensation program.

Employment and Other Agreements with Executive Officers

Yabuki Employment Agreement

In 2016, we amended the employment agreement with Mr. Yabuki to provide that Mr. Yabuki will continue to serve as our chief executive officer for at least another three-year term and, subject to election by our shareholders, as a director. In March 2020, the agreement automatically renewed for a one-year term, and will continue to do so, unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his employment agreement, as amended, Mr. Yabuki is entitled to: (i) receive an annual salary

of at least $840,000; (ii) participate in our executive incentive compensation plan with a target and maximum cash incentive award of not less than 175% and 350% of his base salary, respectively; (iii) receive grants of options, restricted stock and/or other awards under our long-term incentive compensation program commensurate with his position, with each year's award having a grant date fair value of at least $8 million; and (iv) participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Yabuki's employment agreement and key executive employment and severance agreement, or "KEESA," resulted from an arm's-length negotiation, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Bisignano Employment Agreement

In 2019 and in connection with the First Data acquisition, we entered into an employment agreement with Mr. Bisignano to provide that, as of the effective time of the acquisition, Mr. Bisignano will serve as our president and chief operating officer for a two-year term and, subject to election by our shareholders, as a director during the specified period. The agreement will automatically renew for one-year terms unless either party gives the other 90 days prior written notice of his or its desire to terminate the agreement.

Under his employment agreement, Mr. Bisignano is entitled to: (i) receive an annual salary of at least $1,320,000; (ii) receive total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, between $10,000,000 and $15,000,000; (iii) annual long-term equity awards having an aggregate grant date fair value of not less than $10,000,000 minus the amount of base salary and cash incentive award paid in respect of such year; (iv) a sign-on equity grant at the effective time of the acquisition of $15,000,000 of restricted stock units, which will vest in three equal installments on each anniversary of grant; (v) an initial grant in 2019 of performance share units with a market value of

$15,000,000 at the target award level; (vi) a one-time cash payment equal to $9,500,000 which was paid in full at the time of the acquisition; (vii) reasonable use of our company aircraft for personal travel, use of a company-provided car and driver, financial planning assistance, and payments equal to the amount, on an after-tax basis, of any taxes imposed on Mr. Bisignano as a result of receiving these benefits; and (vii) participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. The initial grant of restricted stock units and performance share units to Mr. Bisignano in 2019 were intended to immediately and strongly align his interests with those of our shareholders.

In the event of a conflict between his employment agreement and the terms of an equity award agreement, his employment agreement will control unless the equity award agreement provides a more favorable benefit. The terms of Mr. Bisignano's employment agreement and key executive employment and severance agreement, or "KEESA," resulted from an arm's-length negotiation at the time of the First Data acquisition, and, as a result, we believe the terms reflect the market terms for the leader of a company of our size in our industry.

Other Employment Agreements

We entered into an agreement with each of Messrs. Hau, McGranahan and Vielehr in connection with the start of their employment with us. Under Mr. Hau's agreement, he is entitled to: (i) receive an annual salary of at least $625,000; (ii) participate in our annual cash incentive plan with a target and maximum award of 110% and 220% of base salary, respectively; (iii) participate in our annual equity incentive plan with an annual target of $2,000,000; (iv) a sign-on equity grant of $2,500,000 of restricted stock units and $3,000,000 of stock options, each of which fully vested as of March 2020; (v) a one-time cash award of $500,000 which was paid in full in 2016; and (vi) reimbursement of relocation expenses.

Under his agreement, Mr. McGranahan is entitled to: (i) receive an annual salary of at least $510,000;

(ii) participate in our annual cash incentive plan with a target and maximum award of 115% and 230% of base salary, respectively; (iii) participate in our annual equity incentive plan with an annual target of $1,000,000; (iv) a sign-on equity grant of $1,000,000 of restricted stock units and $2,200,000 of stock options, each of which will vest one-half on each of the third and fourth anniversaries of grant; (v) a one-time cash award of $500,000 which was paid in full in 2017; (vi) an additional equity award of $3,000,000 in February 2020, subject to his continued full-time employment in good standing, which will vest in equal installments on the third and fourth anniversaries of grant; and (vii) reimbursement of relocation expenses.

We agreed to employ Mr. Vielehr under his employment agreement until one party provides the other with a notice of termination. Under his employment agreement, Mr. Vielehr is entitled to: (i) receive an annual salary of at least $470,000; (ii) participate in our executive cash incentive compensation plan; and (iii) participate in our executive long-term equity incentive compensation program with an annual target of at least 200% of base salary.

In addition, Messrs. Hau, McGranahan and Vielehr are entitled to participate in our employee benefit plans, welfare benefit plans, retirement plans and other standard benefits as are generally made available to our executive officers. The terms of each of their agreements and KEESAs resulted from arm's-length negotiations, and, as a result, we believe the terms reflect the market terms for a leader of a company of our size in our industry.

Key Executive Employment and Severance Agreements

We have entered into KEESAs, with our executive officers that provide for potential benefits in connection with a change in control. A complete discussion of the terms of the KEESAs, together with an estimate of the amounts potentially payable under each KEESA, appears below under the heading "Potential Payments Upon Termination or Change in Control."

Compensation Committee Report

The compensation committee has reviewed and discussed the "*Compensation Discussion and Analysis*" contained in this proxy statement with management. Based on our review and the discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in this proxy statement and incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 2019.

Scott C. Nuttall, Chairman
Dennis F. Lynch
Doyle R. Simons

Compensation Committee Interlocks and Insider Participation

During the last fiscal year, there were no compensation committee interlocks between us and other entities involving our executive officers and directors who serve as executive officers or directors of such other entities. During the last completed fiscal year, no member of the compensation committee was a current or former officer or employee.

Executive Compensation

Summary Compensation Table

The following table sets forth in summary form the compensation of our chief executive officer, our chief financial officer and our next three highest paid executive officers (collectively, our "named executive officers") for the year ended December 31, 2019.

Name and Principal Position	Year	Salary	Bonus	Stock Awards[1][2]	Option Awards[1]	Non-Equity Incentive Plan Compensation[3]	All Other Compensation[4]	Total
Jeffery W. Yabuki[5]	2019	$1,045,000	—	$16,365,014	$8,249,121	$1,848,000	$93,891	$27,601,026
Chairman and Chief	2018	840,000	—	6,112,010	4,000,013	1,451,596	7,150	12,410,769
Executive Officer	2017	840,000	—	4,525,256	3,474,815	1,569,431	7,860	10,417,362
Frank J. Bisignano[6]	2019	563,750	$9,500,000	28,387,758	—	1,480,000	331,874	40,263,383
President and Chief								
Operating Officer								
Robert W. Hau	2019	625,000	—	4,876,952	1,249,875	550,000	8,400	7,310,227
Chief Financial Officer	2018	625,000	—	1,678,043	1,150,016	684,462	131,520	4,269,041
and Treasurer	2017	625,000	—	1,500,148	800,023	749,788	83,139	3,758,098
Devin B. McGranahan	2019	510,000	—	6,023,375	1,499,861	435,000	8,400	8,476,636
EVP and Senior Group	2018	510,000	—	1,615,684	1,500,038	523,538	74,196	4,223,456
President	2017	510,000	500,000	500,011	400,012	524,285	84,992	2,519,300
Byron C. Vielehr	2019	510,000	—	5,634,643	1,999,805	435,000	8,400	8,587,848
EVP and Senior Group	2018	510,000	—	2,703,383	1,500,038	567,561	8,250	5,289,232
President	2017	500,000	—	1,000,022	500,005	472,954	8,916	2,481,897

(1) Reflects the grant date fair value of the awards granted in the respective years under the Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan"). Information about the assumptions that we used to determine the fair value of equity awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2019.

(2) The amounts shown in this column include the grant date fair value of performance share units granted to Messrs. Yabuki ($13,387,719), Mr. Bisignano ($13,387,719), Hau ($3,570,127), McGranahan ($5,355,144) and Vielehr ($5,355,144) in 2019 at the target award level. The value realized by each of them at the end of the three-year performance period will depend on the company's achievement of total shareholder return, cost synergy and revenue synergy goals over the three-year period and will range from 0% to 200% of the target award.

If the highest level of performance conditions is met, the grant date fair value of these 2019 awards would be as follows: Mr. Yabuki - $26,775,439; Mr. Bisignano - $26,775,439; Mr. Hau - $7,140,253; Mr. McGranahan - $10,710,287; and Mr. Vielehr - $10,710,287.

In addition, the amounts shown in this column for 2019 include the following incremental fair values associated with the modification of the performance share unit awards granted in 2018 following the First Data acquisition: Mr. Yabuki - $227,213; Mr. Hau - $56,803; Mr. McGranahan - $168,155; and Mr. Vielehr - $279,499. Given the impact of the First Data acquisition, we believe this modification provides measurable goals that better align our named executive officers' long-term interests with those of our shareholders over the remaining performance period ending December 31, 2020.

(3) These cash incentive payments were made pursuant to the Incentive Plan except for Mr. Bisignano whose cash incentive payment was made pursuant to his employment agreement. These awards were earned in the year listed and paid in the following year.

(4) The amounts shown in this column for 2019 include company matching contributions under our 401(k) savings plan for all named executive officers other than Mr. Bisignano. The amounts in this column for Mr. Yabuki and Mr. Bisignano for 2019 also include an aggregate incremental cost of $86,611 and $106,543, respectively, associated with personal use of company aircraft determined by multiplying the total per-hour cost of operating the aircraft for the year by the number of hours attributable to personal use. Furthermore, pursuant to his employment agreement, the amount in this column for Mr. Bisignano, includes $193,518 of aggregate incremental cost associated with company-provided transportation and security as well as $31,813 in tax gross-up payments related to his personal use of company aircraft. From time to time, named executive officers may make personal use of company seats for sporting or other events at no incremental cost to the company and, if applicable, food and beverage expenses are valued at cost.

(5) Mr. Yabuki's annualized base salary increased from $840,000 to $1,320,000 effective July 29, 2019. The amount shown for him reflects the actual amount of base salary paid to him during 2019.

(6) All amounts in this table for Mr. Bisignano reflect the period from the First Data acquisition closing, July 29, 2019, to December 31, 2019. For 2019, Mr. Bisignano's base salary was paid at an annualized rate of $1,320,000, and the amount shown for him reflects the actual amount of base salary paid to him during 2019. We granted restricted stock units to Mr. Bisignano on July 29, 2019 pursuant to his employment agreement. The grants were intended to immediately and strongly align Mr. Bisignano's interests with those of our shareholders. On July 29, 2019, Mr. Bisignano also received a $9,500,000 cash payment pursuant to the terms of his employment agreement.

The material terms of the company's agreements with Messrs. Yabuki, Bisignano, Hau, McGranahan and Vielehr are set forth above under the heading "Compensation Discussion and Analysis – Employment and Other Agreements with Executive Officers."

Grants of Plan-Based Awards in 2019

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Future Payouts Under Equity Incentive Plan Awards[2][3]			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options	Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Approval Date[1]	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)[2][4]	(#)[2][5]	($/Sh)[2]	($)[6]
J. Yabuki[7]			1,161,600	2,310,000	4,620,000							
	02/20/2019								32,457			2,750,082
	02/20/2019									290,187	84.73	8,249,121
	08/01/2019	07/29/2019				35,993	143,971	287,942				13,387,719
												227,213[8]
F. Bisignano[9]			—[9]	—[9]	—[9]							
	07/29/2019								143,349			15,000,039
	08/01/2019	07/29/2019				35,993	143,971	287,942				13,387,719
R. Hau			343,750	687,500	1,375,000							
	02/20/2019								14,753			1,250,022
	02/20/2019									43,968	84.73	1,249,875
	08/01/2019	07/29/2019				9,598	38,393	76,786				3,570,127
												56,803[8]
D. McGranahan			295,800	587,000	1,174,000							
	02/20/2019								5,902			500,076
	02/20/2019									52,762	84.73	1,499,861
	08/01/2019	07/29/2019				14,397	57,589	115,178				5,355,144
												168,155[8]
B. Vielehr			295,800	587,000	1,174,000							
	02/20/2019									70,349	84.73	1,999,805
	08/01/2019	07/29/2019				14,397	57,589	115,178				5,355,144
												279,499[8]

(1) This column indicates if the date on which our board of directors approved the award differs from the award grant date.

(2) We made all of the awards reported above pursuant to the Incentive Plan except Mr. Bisignano's non-equity incentive plan award which was made pursuant to his employment agreement.

(3) The performance share units reported above have a three-year performance period. The number of shares issued at vesting will be determined as described above under "Compensation Discussion and Analysis – 2019 Named Executive Officer Compensation – Equity Incentive Awards – Other Equity Awards in 2019," and will range from 0% to 200% of the target award.

(4) Except in the case of Mr. Bisignano, one-third of the restricted stock units reported above vest on each of the second, third and fourth anniversaries of the grant date. For Mr. Bisignano, one-third of the restricted stock units vest on each anniversary of the grant date.

(5) One-third of the stock options reported above vest on each anniversary of the grant date. The options have an exercise price equal to the closing price of our common stock on the grant date and expire on the 10-year anniversary of the grant date.

(6) The amounts in the table represent the grant date fair value of the restricted stock unit and stock option awards and, in the case of performance share units, the grant date fair value at the target award level. Information about the assumptions that we used to determine the grant date fair value of the awards is set forth in our Annual Report on Form 10-K in Note 16 to our Consolidated Financial Statements for the year ended December 31, 2019.

(7) The amounts shown under "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" for Mr. Yabuki are based on a base salary of $1,320,000.

(8) This amount represents the incremental fair value associated with the modification of the performance share unit awards granted in 2018 as described in footnote 2 to the Summary Compensation Table.

(9) Pursuant to his employment agreement, Mr. Bisignano is entitled to receive total annual target compensation, made up of base salary, annual cash incentive award and long-term equity incentive awards, between $10,000,000 and $15,000,000. In addition, Mr. Bisignano received a sign-on grant of restricted stock units at the time of the First Data acquisition in accordance with his employment agreement.

Outstanding Equity Awards at December 31, 2019

Name	Option Awards				Stock Awards			
	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock that Have Not Vested (#)	Market Value of Shares or Units of Stock that Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[2]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
J. Yabuki					161,187[3]	18,638,053	201,203[4]	23,265,103
	—	290,187[5]	84.73	02/20/2029				
	59,524	119,048[6]	69.90	02/21/2028				
	124,544	62,274[7]	56.91	02/22/2027				
	275,776	—	48.33	02/19/2026				
	412,992	—	39.53	02/18/2025				
	503,140	—	28.49	02/19/2024				
	634,376	—	20.18	02/20/2023				
	482,700	—	16.32	02/22/2022				
F. Bisignano[8]					1,443,943[9]	166,963,129	143,971[4]	16,647,367
	126,427	—	41.33	02/24/2026				
	223,669	—	52.81	10/15/2025				
	335,504	111,835[10]	52.81	10/15/2025				
	109,278	—	46.97	01/28/2025				
	71,893	—	41.75	02/10/2024				
	2,519,708	—	36.54	05/07/2023				
R. Hau					65,983[11]	7,629,614	52,701[4]	6,093,817
	—	43,968[5]	84.73	02/20/2029				
	17,112	34,228[6]	69.90	02/21/2028				
	28,674	14,338[7]	56.91	02/22/2027				
	94,044	94,044[12]	49.21	03/14/2026				
D. McGranahan					16,058[13]	1,856,787	99,945[4]	11,556,640
	—	52,762[5]	84.73	02/20/2029				
	22,322	44,644[6]	69.90	02/21/2028				
	14,336	7,170[7]	56.91	02/22/2027				
	68,900	68,902[14]	49.24	10/31/2026				
B. Vielehr					9,998[15]	1,156,069	127,991[4]	14,799,599
	—	70,349[5]	84.73	02/20/2029				
	22,322	44,644[6]	69.90	02/21/2028				
	17,920	8,962[7]	56.91	02/22/2027				
	38,302	—	48.33	02/19/2026				
	102,282	—	39.53	02/18/2025				
	233,784	—	27.48	12/01/2023				

(1) The amounts in this column were calculated by multiplying the closing market price of our common stock on December 31, 2019 (the last day that NASDAQ was open for trading during our most recently completed fiscal year), $115.63, by the number of unvested shares or units.

(2) The performance share units granted in 2018 and 2019 have a three-year performance period ending December 31, 2020 and July 31, 2022, respectively, and in the case of the performance share units granted in 2018, are also subject to a threshold level of adjusted income from continuing operations which, if not met, will result in no vesting of the performance share units. The performance share units granted in 2018 will vest 20% based upon annual internal revenue growth for 2018 and 80% based upon the company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period. The performance share units granted in 2019 will vest 50% based upon the company's total shareholder return over the three-year period as reported on the Nasdaq Global Select Market compared to the total shareholder return of the S&P 500 Index over the same period, 30% based upon cost synergy attainment and 20% based upon revenue synergy attainment. The value realized by each named executive officer at the end of the three-year performance period will depend on the company's achievement of these goals.

(3) Includes 18,488 restricted stock units that vested on February 19, 2020, 19,076 restricted stock units that vested on February 21, 2020, and 26,506 restricted stock units that vested on February 22, 2020. The remaining restricted stock units will vest as follows: 10,819 on each of February 20, 2021, 2022 and 2023; 19,076 on February 21, 2021; 26,506 on February 22, 2021; and 19,078 on February 21, 2022.

(4) For the performance share units granted in 2018, performance through December 31, 2019 exceeded the applicable target level and, in accordance with Securities and Exchange Commission rules, such units are included in this table at the maximum level. For the

performance share units granted on August 1, 2019, a full fiscal year of performance had not been completed as of December 31, 2019 and such units are included in this table at the target level. The number of performance share units included for each named executive officer is as follows (2018 units; 2019 units): Yabuki (57,232; 143,971); Bisignano (–; 143,971); Hau (14,308; 38,393); McGranahan (42,356; 57,589); and Vielehr (70,402; 57,589).

(5) One-third of the options vest on each anniversary of the grant date, February 20, 2019.

(6) One-third of the options vest on each anniversary of the grant date, February 21, 2018.

(7) One-third of the options vest on each anniversary of the grant date, February 22, 2017.

(8) This table includes restricted stock, restricted stock units and stock options granted by First Data to Mr. Bisignano which converted into corresponding equity awards relating to our common stock at the time of the First Data acquisition in accordance with an exchange ratio in the merger agreement between Fiserv and First Data. These awards were granted under 2007 Stock Incentive Plan for Key Employees of First Data Corporation and its Affiliates and the First Data Corporation 2015 Omnibus Incentive Plan.

(9) Includes 105,158 restricted stock units that vested on February 15, 2020 and 56,697 restricted stock units that vested on February 20, 2020.

Includes 606,000 restricted stock units subject to time-based vesting with an accelerated vesting performance condition. A number of restricted stock units equal to 14.2857% of the original award amount of 1,515,000 units will vest on each of August 15, 2021, 2022 and 2023 (or in 2023, such lesser number of units remaining unvested from the original award amount). However, if, for ten consecutive trading days, the closing price of our common stock meets or exceeds $103.27 from August 16, 2020 to August 15, 2021, $118.78

from August 16, 2021 to August 15, 2022, or $136.61 from August 16, 2022 to August 15, 2023, then the annual vesting percentage on the vesting date at the end of each such period will increase to 20% of the original award amount.

The remaining restricted stock units will vest as follows: 47,783 on each of July 29, 2020, 2021 and 2022; 303,000 on August 15, 2020; 130,708 on February 15, 2021; and 51,102 on February 15, 2022.

Also includes 47,929 shares of restricted stock that will vest on December 31, 2020.

(10) The remaining unexercisable stock options will vest on December 31, 2020.

(11) Includes 5,484 restricted stock units that vested on February 21, 2020, 4,686 restricted stock units that vested on February 22, 2020, and 25,404 restricted stock units that vested on March 14, 2020. The remaining restricted stock units will vest as follows: 4,917 on February 20, 2021; 5,484 on February 21, 2021; 4,686 on February 22, 2021; 4,918 on each of February 20, 2022 and 2023; and 5,486 on February 21, 2022.

(12) One-half of the options vest on the third and fourth anniversaries of the grant date, March 14, 2016.

(13) The restricted stock units will vest as follows: 10,156 on October 31, 2020; 1,967 on each of February 20, 2021 and 2022; and 1,968 on February 20, 2023.

(14) One-half of the options vest on the third and fourth anniversaries of the grant date, October 31, 2016.

(15) Includes 4,140 restricted stock units that vested on February 19, 2020 and 2,928 restricted stock units that vested on February 22, 2020. The remaining 2,930 restricted stock units will vest on February 22, 2021.

Option Exercises and Stock Vested During 2019

During our fiscal year ended December 31, 2019, the named executive officers exercised options to purchase shares of our common stock and/or had restricted stock units, restricted stock and/or performance share units vest as set forth below.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)[1]	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)[2]
J. Yabuki	1,161,032	100,787,549	55,854	4,768,320
F. Bisignano	—	—	446,787	47,731,632
R. Hau	—	—	44,853	4,277,538
D. McGranahan	—	—	20,698	2,296,948
B. Vielehr	—	—	17,610	1,822,466

(1) The "Value Realized on Exercise" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the exercised stock options times the difference between the closing price of our common stock on the exercise date and the exercise price of the option and, along with the "Number of Shares Acquired on Exercise," has not been reduced to account for any shares withheld by the company to satisfy the exercise price or tax liability incident to the exercise of stock options.

(2) The "Value Realized on Vesting" was calculated in accordance with Securities and Exchange Commission rules by multiplying the gross number of shares underlying the vested restricted stock units, restricted stock or performance share units times the closing price of our common stock on the vesting date in the case of restricted stock units and restricted stock and the closing price of our common stock on December 31, 2019, the date on which the performance conditions had been satisfied, in the case of performance share units. The "Value Realized on Vesting" and "Number of Shares Acquired on Vesting" have not been reduced to account for any shares withheld by the company to satisfy the tax liability incident to the vesting of restricted stock units or performance share units.

Potential Payments Upon Termination or Change in Control

In the discussion below, we describe potential payments to the named executive officers upon termination of employment or a change in control. The following descriptions are qualified in their entirety by reference to the relevant agreements. The complete definitions of cause, good reason, disability and change in control are set forth in the named executive officers' agreements with the company, all of which we have filed with the Securities and Exchange Commission.

Terminology

"Cause" under the agreements generally refers to specified types of serious misconduct that may harm our company. In some cases, executive officers have "good reason" to terminate their employment if we change in a negative manner their working conditions or position within our organization or if we breach the terms of the agreements. "Disability" generally means physical or mental illness that causes the executive officer to become disabled to a degree as to be unable to perform substantially all of his duties for a continuous period of six months. The definitions may vary from agreement to agreement. Accordingly, the preceding summary description of the definitions is qualified by reference to the agreements themselves.

Employment Agreements

General

Our employment agreements with Messrs. Yabuki, Bisignano and Vielehr provide for potential payments on certain terminations of employment. In addition, these agreements and our KEESAs, which we describe in more detail below, all provide that post-termination payments and benefits are subject to a six-month delay in the event that the executive officer is considered a "specified employee" within the meaning of Section 409A of the Internal Revenue Code at the time of a qualifying termination. The employment agreements also contain provisions that require each of the named executive officers to maintain the confidentiality of our confidential information and proprietary data during and following his employment. In addition, Messrs. Yabuki, Bisignano

and Vielehr agree that during their employment and for 12 months after termination of employment, they will not compete with us or solicit our clients or our employees. Under the employment agreements, we have the ability to recover compensation previously paid to the named executive officer if he breaches these obligations.

Terms of Employment Agreement with Mr. Yabuki

We have the right to terminate Mr. Yabuki's employment at any time. Under his employment agreement, if we terminate Mr. Yabuki's employment without cause or fail to renew the term of his employment other than for death, disability or cause, or Mr. Yabuki terminates his employment for good reason at any time, he is entitled to receive: (i) a lump sum payment equal to five and one-half times his then current annual base salary, (ii) full vesting of all equity and long-term awards, as well as the right to exercise stock options for not less than one year following the date of termination of his employment, but in no event longer than ten years from the date of grant, or if earlier, the latest date the option could have been exercised had Mr. Yabuki remained employed, (iii) a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Yabuki obtains health care coverage through subsequent employment, whichever is earlier.

If Mr. Yabuki's employment is terminated for death or disability, he or his estate, as applicable, is entitled to receive full vesting of all equity and long-term awards and a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination.

If the benefits to Mr. Yabuki under his employment agreement are duplicative of or inconsistent with the benefits provided under his equity award agreements or KEESA, his employment agreement provides that he will receive the most favorable benefits (determined on a benefit-by-benefit basis) under his equity award agreements or KEESA, on the one hand, or his employment agreement, on the other hand.

Terms of Employment Agreement with Mr. Bisignano

We have the right to terminate Mr. Bisignano's employment at any time. Under his employment agreement, if we terminate Mr. Bisignano's employment without cause or fail to renew the term of his employment other than for death, disability or cause, or Mr. Bisignano terminates his employment for good reason at any time or for any reason between July 29, 2021 and January 29, 2022, he is entitled to receive: (i) a lump sum cash payment equal to five and one-half times his then current annual base salary, (ii) a lump sum cash payment equal to a prorated portion of the difference between his total target compensation applicable to the calendar year of termination, which if not yet established will be deemed to equal $10,000,000, less the base salary paid to him for such year, with proration based on the number of days in such calendar year that he remained employed, (iii) full vesting of all equity and long-term awards with all performance goals applicable to an award deemed achieved at the target level, as well as the right to exercise stock options for not less than one year following the date of termination of his employment, but in no event longer than ten years from the date of grant, or if earlier, the latest date the option could have been exercised had Mr. Bisignano remained employed, and (iv) reimbursement for COBRA or other health insurance premiums for up to two years following the date of his termination, or until Mr. Bisignano obtains health care coverage through subsequent employment, whichever is earlier.

If Mr. Bisignano's employment is terminated for death or disability, he or his estate, as applicable, is entitled to receive full vesting of all equity and long-term awards with all performance goals applicable to an award deemed achieved at the target level and a lump sum payment equal to any cash incentive compensation that has been allocated or awarded, but not paid, to him for any period ending prior to his termination.

Under Mr. Bisignano's employment agreement he remains eligible for a legacy tax gross up under the First Data severance policy. However, the scope of this gross up is limited to his equity awards outstanding immediately before the effective time of the First Data acquisition and the one-time cash payment made to him in connection with the completion of the First Data acquisition. The gross up does not apply to any equity awards granted on or after, or any severance payment made after, the effective time of the First Data acquisition, nor to any amounts paid in connection with a subsequent change in control transaction. Since this gross up applies only to amounts paid in connection with the completion of the First Data acquisition, and the provisions of the Internal Revenue Code of 1986 that impose taxes that would trigger the gross up generally include only amounts paid within one year after a change in control, we do not expect the gross up to have any remaining application to terminations of employment occurring after July 29, 2020, the one-year anniversary of the First Data acquisition. We estimate that the value of the tax gross up upon a termination of Mr. Bisignano's employment without cause, or a resignation by Mr. Bisignano for good reason, on December 31, 2019, would not have exceeded $24,000,000.

If the benefits to Mr. Bisignano under his employment agreement are duplicative of or inconsistent with the benefits provided under his equity award agreements or KEESA, his employment agreement provides that he will receive the most favorable benefits (determined on a benefit-by-benefit basis) under his equity award agreements or KEESA, on the one hand, or his employment agreement, on the other hand.

Terms of Employment Agreement with Mr. Vielehr

We have the right to terminate Mr. Vielehr's employment at any time. If we terminate Mr. Vielehr's employment other than for death, disability or cause, he is entitled to receive a lump sum payment equal to 12 months of salary.

Other Agreements

We have entered into agreements with each of Messrs. Hau and McGranahan in connection with the start of their employment with us. Upon a termination without cause, each of them will receive 12 months of salary and accelerated vesting of all remaining unvested equity awards granted upon the commencement of his employment.

Key Executive Employment and Severance Agreements

General

Our Key Executive Employment and Severance Agreements ("KEESAs") set forth the amounts and types of benefits that we believe will enable us to keep our executive officers' interests aligned with those of our shareholders in the event of a change in control by allowing them to concentrate on taking actions that are in the best interests of our shareholders without consideration of whether their actions may ultimately have an effect on the security of their employment. We also intend for the benefits to recognize past contributions by the executive officers if they are asked to leave, and to help to prevent the departure of key managers in connection with an anticipated or actual change in control. The KEESAs fulfill these purposes by generally providing for severance in the event of a qualifying termination following a change in control and vesting of outstanding equity awards upon a change in control.

We believe these agreements provide for an equitable financial transition for an executive officer when an adverse change in his employment status is required as a result of certain unexpected corporate events. Because these agreements have been entered into for the specific purposes described above, these arrangements do not affect the decisions we make with respect to annual or long-term compensation.

Benefits

Pursuant to the terms of the KEESAs, upon a change in control, all stock options and restricted stock units granted prior to the change in control will become fully and immediately vested. In addition, if we terminate them other than for death, disability or cause, or they resign for good reason, within three years following a change in control, then our named executive officers will be entitled to receive:

- a cash termination payment equal to two times the sum of (i) their annual salary plus (ii)

  - their highest annual cash incentive award during the three completed fiscal years before the change in control; or

- in the case of Mr. Bisignano, because he has not been employed by us for three or more years, the greater of 60% of his annual salary at the time of the change in control or the highest annual cash incentive award during the two completed fiscal years before the change in control;

- with respect to each incentive compensation award made to the named executive officer for all uncompleted periods as of the termination date, a cash payment equal to the value of such award prorated through the termination date as if the goals with respect to such award had been achieved (at the target level, if applicable), which we refer to as the "prorated bonus;" and

- continuation for up to three years of life, disability, hospitalization, medical and dental insurance coverage at our expense as in effect at the termination, in addition to certain other benefits related to securing other employment.

In the event their employment is terminated for death or disability within three years following a change in control, our named executive officers will be entitled to receive the prorated bonus under their KEESAs. If, within three years following a change in control, we terminate the employment of our named executive officers for any reason, or they resign or retire, our named executive officers (or their heirs or estate, as applicable) will also be entitled to receive: any unpaid base salary through the termination date; reimbursement of business expenses incurred through the termination date; any compensation previously deferred by the named executive officer; and the sum of any bonus or incentive compensation allocated or awarded but not yet paid.

The KEESAs also provide that if any portion of the benefits under the KEESAs or any other agreement to which they are a party would constitute an "excess parachute payment" for purposes of the Internal Revenue Code, then they will have the option to receive the total payments and pay the 20% excise tax imposed by the Internal Revenue Code, or have the total payments reduced such that they would not be required to pay the excise tax.

Change in Control Defined

A "change in control" under the KEESAs generally will occur if: any person becomes the beneficial owner of securities representing 20% or more of our outstanding shares of common stock or combined voting power; specified changes occur to our incumbent board of directors; our shareholders approve a merger, consolidation or share exchange with any other corporation, or approve the issuance of voting securities in connection with a merger, consolidation or share exchange; or our shareholders approve a plan of complete liquidation or dissolution or an agreement for the sale or disposition of all or substantially all of our assets.

Non-Compete

Each named executive officer with a KEESA agrees that he will not, for a period of six months after the termination date, participate in the management of, be employed by or own any business enterprise at a location within the United States that substantially competes with us or our subsidiaries. In addition, during and following his employment, he will hold in confidence, and not directly or indirectly disclose, use or copy, our confidential information and proprietary data. Finally, each named executive officer agrees that for a period of two years after the termination date, he will not hire or solicit for employment any person who is or was employed by us during the twelve months preceding his termination.

Equity Awards

Amended and Restated Fiserv, Inc. 2007 Omnibus Incentive Plan (the "Incentive Plan")

Equity award agreements under the Incentive Plan provide that, on a recipient's death or disability, 100% of any then unexercisable stock options will become exercisable by the recipient until the earlier of one year following the triggering event or the stock option expiration date. In addition, the restricted stock unit and performance share unit agreements generally provide for pro rata vesting in the event of death or disability; provided that, with respect to performance share units, shares will not be issued until the end of the performance period based on the number of months of service during the performance period.

The equity award agreements also provide that, following a qualified retirement and subject to compliance with ongoing retirement, non-competition, confidentiality and other obligations, all unvested stock option and restricted

stock unit awards held by an executive officer will continue to vest on their original vesting schedule, and if retirement occurs after the first year of the performance period, performance share units will vest after the end of the performance period as if the executive officer had not ceased to be an employee in the case of those granted in 2018 and on a pro rata basis in the case of those granted in 2019 based on the number of months of service during the performance period. In addition, vested stock options will remain exercisable until the earlier of five years following retirement or the original expiration date of the stock option.

Notwithstanding the foregoing, the equity award agreements for the restricted stock units and performance share units we granted to Mr. Bisignano in 2019 following the First Data acquisition provide for accelerated vesting of his restricted stock units and performance share units at the target level upon death or disability in accordance with his employment agreement. His equity award agreements for these 2019 grants do not provide for continued vesting upon retirement.

The equity award agreements require our named executive officers to maintain the confidentiality of our confidential information and not to compete with us or solicit our employees or clients while employed by us or during the 12 months following the termination of their employment. In the event the named executive officer breaches these obligations, we are entitled to recover the value of any amounts previously paid or payable or any shares or the value of any shares delivered pursuant to any of our programs, plans or arrangements.

Upon a change in control, the Incentive Plan provides that if a named executive officer has an employment, retention, change in control or similar agreement that addresses the effect of a change in control on his awards, then such agreement will control. Otherwise, the Incentive Plan provides that the successor or purchaser may assume the stock option and restricted stock unit awards or provide substitute awards with similar terms and conditions; provided, that, if within 12 months following the change in control the named executive officer is terminated without cause or terminates his employment for good reason, the assumed equity award or such substitute award will become fully vested and exercisable and/or all restrictions on the award will lapse as of the time immediately prior to such termination of employment. In that case, the named executive officer will have 90 days after the termination to exercise an option award unless a longer exercise period is applicable under the agreement, and the confidentiality, non-compete and non-solicit covenants in the equity award agreement will cease to apply. If the successor or purchaser does not assume the stock option and restricted stock unit awards or issue replacement awards, then immediately prior to the change in control, each stock option and restricted stock unit award subject to the agreements will become fully vested and exercisable and/or all restrictions on the award will lapse.

The award agreements for performance share units provide that, upon a change in control prior to the end of the performance period, the named executive officer will be paid cash in an amount equal to the fair market value (as of the date of the change in control) of such number of shares eligible for issuance at 150% of the target award level. Thereafter, the award will terminate.

First Data Equity Awards

In connection with the First Data acquisition, we converted certain outstanding First Data equity awards into corresponding equity awards relating to our common stock in accordance with the exchange ratio in the merger agreement between Fiserv and First Data, including restricted stock, restricted stock units and stock options granted by First Data to Mr. Bisignano under the 2007 Stock Incentive Plan for Key Employees of First Data Corporation and its Affiliates and the First Data Corporation 2015 Omnibus Incentive Plan. Mr. Bisignano's employment agreement or KEESA, as the case may be, will govern the treatment of his equity awards, including those granted by First Data, upon certain termination scenarios as described above under "Terms of Employment Agreement with Mr. Bisignano" and "Key Executive Employment and Severance Agreements." The equity award agreements governing the awards made by First Data to Mr. Bisignano do not provide for continued vesting upon retirement.

Cash Incentive Awards

Our Incentive Plan provides that, upon a change in control, the successor or purchaser may assume the cash incentive awards to our named executive officers or provide substitute awards with similar terms and conditions. If the successor or purchaser in the change in control does not assume the cash incentive award or issue a replacement award, then any award earned but not yet paid will be paid to the named executive officer. If the cash incentive award is not yet earned, then the award will be canceled in exchange for a cash payment equal to the product of the amount that would have been due under the canceled award as if the performance goals measured at the time of the change in control were achieved at the same rate through the end of the performance period and a fraction, the numerator of which is the number of whole months that have elapsed from the beginning of the performance period to the date of the change in control and the denominator of which is the number of whole months in the performance period.

Estimated Potential Payments Upon Termination or Change in Control

In the tables below, we estimate the maximum amount of compensation payable to our named executive officers based on their agreements in effect at, and assuming that the triggering event or events indicated occurred on, December 31, 2019. The amounts shown in the tables below rely on the following assumptions:

- The amount shown in the table with respect to stock options is equal to the difference between the exercise price of the unvested options which would experience accelerated vesting and $115.63, the closing price of our common stock on the last trading day of the calendar year.

- The amount shown in the table with respect to restricted stock and restricted stock units is equal to the closing price of our common stock on the last trading day of the calendar year times the number of unvested restricted stock and unvested restricted stock units which would experience accelerated vesting.

- The amount shown in the table with respect to performance share units is equal to the closing price of our common stock on the last trading day of the calendar year times a number of performance share units based on performance through December 31, 2019.

- Except in the case of Messrs. Yabuki and Bisignano, upon death or disability, performance share units vest after the end of the performance period on a pro rata basis depending on the number of months of service completed during the relevant performance period, and we assume that performance goals will be achieved at a level between the target and maximum for 2018 awards and at target for 2019 awards.

- In the case of Mr. Yabuki, we assume that, upon death or disability or a termination without cause or resignation for good reason, his performance share units will fully vest after the end of the performance period at a level between the target and maximum in the case of his 2018 award and at target in the case of his 2019 award.

- In the case of Mr. Bisignano, we assume that, upon death or disability or a termination without cause or resignation for good reason, his performance share units will fully vest at target in accordance with his employment agreement.

- The prorated bonus amounts reflect the named executive officer's target cash incentive award for 2019 because we assume that the triggering event or events indicated occurred on December 31, 2019.

- The cash payments under the "Resignation for Good Reason or Termination Without Cause Following Change in Control" column for each of Messrs. Yabuki and Bisignano were calculated in accordance with their respective employment agreements rather than KEESAs because their employment agreements provide for more favorable cash payments upon a termination without cause or resignation for good reason.

- The amount shown in the "Retirement" column assumes that the named executive officer who was retirement-eligible at December 31, 2019 fulfills all retirement qualifications and complies with all ongoing obligations so that all unvested stock option and

restricted stock unit awards held by him as of December 31, 2019 continue to vest on their original vesting schedule, and performance share units granted in 2018 vest at a level between the target and maximum, as if the executive officer had not ceased to be an employee. The performance share units granted on August 1, 2019 are not included under the "Retirement (Equity Award Agreements)" column because as of December 31, 2019, the first year of the performance period would not have been completed.

- The amount shown for "Post-Employment Benefits" on a termination without cause or resignation for good reason following a change in control is the value of three years of continued benefits for the named executive officer and, if applicable, his immediate family, including medical, dental and life insurance. The amount shown for "COBRA Reimbursement" in the case of Messrs. Yabuki and Bisignano is the value of two years of continued medical and dental coverage for each of them and, if applicable, his immediate family. The value of the benefits is based on a number of assumptions, including the continued availability of these types of coverage at expected rates. Accordingly, the amount shown is only an estimate, and the actual amount payable by us may be greater or less than the amount shown.

- In accordance with the terms of the KEESAs, the amount shown for outplacement services is 10% of the executive officers' respective annualized base salaries as of December 31, 2019. Pursuant to their agreements, Messrs. Hau and McGranahan would also receive up to one year of outplacement services upon a termination without cause.

- The executive officers' KEESAs provide that the named executive officers are entitled to receive reimbursement for certain fees and expenses, up to $15,000, paid to consultants and legal or accounting advisors in connection with the computation of benefits under the KEESAs.

- In certain circumstances, our named executive officers could elect to have payments reduced to eliminate potential excise taxes; however, for purposes of the tables below, we have assumed that no such election has been made.

Potential Payment on a Change in Control without Termination of Employment; Acceleration of Vesting

Name	Number of Option Shares Vested on Accelerated Basis (#)	Number of Restricted Stock and Restricted Stock Units Vested on Accelerated Basis (#)	Number of Performance Share Units Vested on Accelerated Basis at 150% of Target Level (#)	Value Realized ($)
J. Yabuki	471,509	161,187	258,881	66,640,036
F. Bisignano	111,835	1,443,943	215,957	198,959,712
R. Hau	186,578	65,983	68,321	25,541,759
D. McGranahan	173,478	16,058	118,151	24,185,929
B. Vielehr	123,955	9,998	139,186	21,991,749

Potential Payment on a Termination of Employment

Mr. Yabuki

Benefits and Payments	Death or Disability Prior to Change in Control (Employment Agreement) ($)	Retirement (Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (Employment Agreement/KEESA/ Equity Award Agreement) ($)
Compensation:					
Base Salary	—	—	7,260,000	—	7,260,000
Cash Incentive Award	—	—	—	—	—
Prorated Bonus	2,310,000	—	2,310,000	2,310,000	2,310,000
Stock Options:					
Unvested	18,067,573	18,067,573	18,067,573	18,067,573	18,067,573
Restricted Stock Units:					
Unvested	18,638,053	18,638,053	18,638,053	18,638,053	18,638,053
Performance Share Units:					
Unvested	22,934,285	6,286,919	22,934,285	29,934,410	29,934,410
Benefits:					
COBRA Reimbursement	—	—	14,174	—	—
Post-Employment Benefits	—	—	—	—	107,879
Outplacement Services	—	—	—	—	132,000
Advisor Fees	—	—	—	—	15,000
Total	61,949,911	42,992,545	69,224,085	68,950,036	76,464,915

Potential Payment on a Termination of Employment

Mr. Bisignano

Benefits and Payments	Death or Disability Prior to Change in Control (Employment Agreement) ($)	Resignation For Good Reason or Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (Employment Agreement/KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	7,260,000	—	7,260,000
Cash Incentive Award	—	8,680,000	—	8,680,000
Prorated Bonus	8,680,000	—	8,680,000	—
Stock Options:				
Unvested	7,025,475	7,025,475	7,025,475	7,025,475
Restricted Stock and Restricted Stock Units:				
Unvested	166,963,129	166,963,129	166,963,129	166,963,129
Performance Share Units:				
Unvested	16,647,367	16,647,367	24,971,108	24,971,108
Benefits:				
COBRA Reimbursement	—	48,018	—	—
Post-Employment Benefits	—	—	—	249,684
Outplacement Services	—	—	—	132,000
Advisor Fees	—	—	—	15,000
Total	199,315,971	206,623,989	207,639,712	215,296,396

Potential Payment on a Termination of Employment

Mr. Hau

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	625,000	—	1,250,000
Cash Incentive Award	—	—	—	1,499,576
Prorated Bonus	—	—	687,500	687,500
Stock Options:				
Unvested	10,012,187	6,246,402	10,012,187	10,012,187
Restricted Stock Units:				
Unvested	2,215,355	2,937,465	7,629,614	7,629,614
Performance Share Units:				
Unvested	1,664,494	—	7,899,957	7,899,957
Benefits:				
Post-Employment Benefits	—	—	—	127,868
Outplacement Services	—	5,225	—	62,500
Advisor Fees	—	—	—	15,000
Total	13,892,036	9,814,092	26,229,258	29,184,202

Mr. McGranahan

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreement) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreement) ($)
Compensation:				
Base Salary	—	510,000	—	1,020,000
Cash Incentive Award	—	—	—	1,048,570
Prorated Bonus	—	—	587,000	587,000
Stock Options:				
Unvested	8,667,342	4,574,404	8,667,342	8,667,342
Restricted Stock Units:				
Unvested	587,285	1,174,338	1,856,787	1,856,787
Performance Share Units:				
Unvested	4,026,930	—	13,661,800	13,661,800
Benefits:				
Post-Employment Benefits	—	—	—	114,501
Outplacement Services	—	5,225	—	51,000
Advisor Fees	—	—	—	15,000
Total	13,281,557	6,263,967	24,772,929	27,022,000

Potential Payment on a Termination of Employment

Mr. Vielehr

Benefits and Payments	Death or Disability Prior to Change in Control (Equity Award Agreements) ($)	Retirement (Equity Award Agreements) ($)	Termination Without Cause (Employment Agreement) ($)	Death or Disability Following Change in Control (KEESA/ Equity Award Agreements) ($)	Resignation For Good Reason or Termination Without Cause Following Change in Control (KEESA/ Equity Award Agreements) ($)
Compensation:					
Base Salary	—	—	510,000	—	1,020,000
Cash Incentive Award	—	—	—	—	1,135,122
Prorated Bonus	—	—	—	587,000	587,000
Stock Options:					
Unvested	4,741,603	4,741,603	—	4,741,603	4,741,603
Restricted Stock Units:					
Unvested	289,191	1,156,069	—	1,156,069	1,156,069
Performance Share Units:					
Unvested	6,080,866	7,733,681	—	16,094,077	16,094,077
Benefits:					
Post-Employment Benefits	—	—	—	—	144,798
Outplacement Services	—	—	—	—	51,000
Advisor Fees	—	—	—	—	15,000
Total	11,111,660	13,631,353	510,000	22,578,749	24,944,669

Pay Ratio

For the year ended December 31, 2019:

- The median annual total compensation of all our employees, other than the chief executive officer, was $65,254.

- The annual total compensation of our chief executive officer for purposes of the pay ratio calculation was $27,633,556.

- Based on this information, the ratio of the annual total compensation of our chief executive officer to the median of the annual total compensation of all employees is reasonably estimated to be 423 to 1 under Item 402(u) of Regulation S-K.

We identified the median employee by examining base cash compensation and target cash and equity incentive compensation plus commissions, overtime and shift differential for all individuals who were employed by us on November 30, 2019, including original First Data employees and any other individuals who became our employees as a result of acquisitions completed during 2019, but excluding our chief executive officer and employees in certain countries as described further below. We believe base cash compensation and target cash and equity incentive compensation, plus commissions, overtime and shift differential, is a reasonable basis on which to identify the median employee because those are the most significant elements of compensation for our employee population. Due to the size of the combined company following the First Data acquisition and administrative complexity in determining the median employee for 2019, we decided to use November 30, rather than December 31 previously, as the determination date for identifying all employees used in the pay ratio calculation to allow for more time to collect and analyze information. Below, we sometimes refer to individuals who were employed by Fiserv prior to the First Data acquisition as "original Fiserv employees" and individuals who joined our company as employees in connection with the First Data acquisition on July 29, 2019 as "original First Data employees."

We began our analysis by including all worldwide employees, whether employed on a full-time, part-time or seasonal basis. As of November 30, 2019, we had approximately 44,600 employees. We excluded the following countries and approximate number of employees in each country from the median employee determination pursuant to the de minimis exclusion permitted by SEC disclosure rules: Germany (760 employees), Ireland (490 employees), Poland (480 employees), Brazil (320 employees), the Republic of Korea (120 employees) and Austria (30 employees). As a result, we included approximately 42,400 employees in the median employee determination for 2019.

Our methodology to identify the median of the annual total compensation of all employees included the following material assumptions, adjustments and estimates:

- All base cash compensation for employees outside the U.S. was converted to U.S. dollars based on a conversion rate published in our internal human resources system that is updated quarterly.

- While we measured compensation for 2019 through November 30, 2019 for the reasons described above, we multiplied certain components of that compensation by 12/11, which we refer to as the "full year factor," to approximate 12 months of compensation and facilitate the identification of the median employee as indicated further below.

- We multiplied 2019 base cash compensation rates for any original Fiserv permanent employees, whether full- or part-time, who were employed by us from January 1, 2019 to November 30, 2019, by the full year factor. We also annualized 2019 actual base cash compensation paid to any permanent employees, whether full- or part-time, who were hired after January 1, 2019, including all original First Data employees. We used actual base cash compensation paid through November 30, 2019 for all temporary or seasonal employees.

- For permanent original Fiserv employees, we assumed that any pay increases took place on April 1, 2019 since this is the standard timing for our pay increases. Any pay increases for original Fiserv employees taking place at other times during the year are immaterial to the overall result. For permanent original First Data employees, we estimated their annual base salary for all of 2019 to be equal to their annual base pay rate in our internal human resources system as of November 30, 2019.

- For hourly employees, we calculated base cash compensation as the hourly rate for an individual times the regularly scheduled number of hours to be worked by that individual during the year.

- Commission pay for eligible employees in the United States was included in the median employee determination. We multiplied the actual amount of commissions paid during the first 11 months of 2019 for original Fiserv employees by the full year factor. For original First Data employees, we annualized the actual U.S. commissions paid from the closing date of the acquisition through November 30, 2019.

- Overtime and shift differential pay was included only for our hourly employees in the U.S. We multiplied the actual amount of overtime and shift differential paid to original Fiserv employees during the first 11 months of 2019 by the full year factor. For original First Data employees, we annualized the actual amount of overtime and shift differential paid from the closing date of the acquisition through November 30, 2019.

- We reasonably estimate that approximately 5% of all commissions and 4% of all overtime and shift differential hours on an annualized basis were earned or worked by employees located outside the U.S. during 2019, and we believe any impact from those commissions or hours to be immaterial to the identification of the median employee.

- We did not make any cost-of-living adjustments in identifying the median employee.

With respect to our median employee, we identified and calculated the elements of such employee's annual total compensation for 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K and included the estimated value of such employee's 2019 employer-paid health care and short-term and long-term disability premiums as well as health savings account employer contribution. With respect to the annual total compensation of our chief executive officer, we used the amount reported in the "Total" column of our 2019 Summary Compensation Table included in this proxy statement plus the estimated value of our chief executive officer's 2019 employer-paid life insurance, health care insurance and short-term and long-term disability insurance premiums.

The pay ratio described above may not be comparable to the pay ratio of other companies because our employee population, compensation structure, and the assumptions we made and the methodology we used in arriving at the pay ratio, may differ from those at other companies.

Proposal 3. Ratification of the Appointment of Independent Registered Public Accounting Firm

Background

The audit committee of the board of directors is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. The audit committee has appointed Deloitte & Touche LLP ("Deloitte") to serve as our independent registered public accounting firm for the fiscal year ending December 31, 2020. Deloitte has served as our independent registered public accounting firm since 1985. The audit committee periodically evaluates the performance and independence of Deloitte to determine whether we should continue to retain the firm. To this end, at least annually, Deloitte makes a presentation to the committee regarding the services it provides, and our chief financial officer provides the committee with his assessment of the firm's performance. The audit committee is responsible for the audit fee negotiations associated with the retention of Deloitte. In addition, in conjunction with the mandated rotation of Deloitte's lead engagement partner, the audit committee and its chairman actively participate in the selection of a successor lead engagement partner. The members of the audit committee and the board believe that the continued retention of Deloitte to serve as our independent registered public accounting firm is in the best interests of the company and its shareholders.

A representative of Deloitte is expected to attend the annual meeting, will have an opportunity to make a statement if he or she so desires, and will be available to respond to appropriate questions.

Reason for the Proposal

Appointment of our independent registered public accounting firm is not required to be submitted for shareholder approval, but the audit committee of our board of directors is seeking ratification of its appointment of Deloitte as a matter of good corporate practice. If our shareholders do not ratify this appointment, the audit committee of the board of directors will consider it a direction to seek to retain another independent public accounting firm. Even if the appointment is ratified, the audit committee may, in its discretion, appoint a different independent registered public accounting firm at any time if it determines that such a change would be in our shareholders' best interests.

Vote Required and Recommendation of the Board of Directors

To ratify the appointment of Deloitte as our independent registered public accounting firm, the number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal. Unless otherwise specified, the proxies solicited hereby will be voted to ratify the appointment of Deloitte as our independent registered public accounting firm for 2020.

The board of directors recommends that you vote "FOR" Proposal 3.

Independent Registered Public Accounting Firm and Fees

The following table presents the aggregate fees billed by Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu Limited, and their respective affiliates (the "Deloitte Entities") for services provided during 2019 and 2018.

	2019	2018
Audit Fees	$9,388,000	$3,380,000
Audit-Related Fees	5,514,000	4,886,000
Tax Fees	1,088,000	1,107,000
All Other Fees	—	—
Total	$15,990,000	$9,373,000

Audit Fees. Audit fees are for professional services rendered by the Deloitte Entities in connection with the integrated audit of our annual consolidated financial statements, the review of financial statements included in our quarterly reports on Form 10-Q, stand-alone audits, statutory audits and other regulatory filings. The amount of fees in 2019 reflects the expanded scope of the company's audit due to the First Data acquisition and other work required as a result of that transaction including a higher number of international statutory and subsidiary audits.

Audit-Related Fees. Audit-related fees are for professional services rendered by the Deloitte Entities for service auditor reports, services rendered in connection with the filing of registration statements, and financial due diligence advisory services.

Tax Fees. Tax fees are for tax consultations and tax return preparation and compliance.

Audit Committee Pre-Approval Policy

The audit committee has established pre-approval policies and procedures that require audit committee approval of all audit and permitted non-audit services to be provided by its independent registered public accounting firm. For certain types of services, the audit committee pre-approves the particular services, subject to certain monetary limits, after the audit committee is presented with a schedule describing the services to be approved. The audit committee's pre-approval

policies do not permit the delegation of the audit committee's responsibilities to management. In 2019, the audit committee pre-approved all services provided by our independent registered public accounting firm.

Audit Committee Report

In accordance with its written charter, the audit committee provides independent review and oversight of the accounting and financial reporting processes and consolidated financial statements of Fiserv, Inc., the system of internal controls that management and the board of directors have established, the audit process and the results of operations of Fiserv, Inc. and its financial condition. Management has the responsibility for preparing the company's consolidated financial statements and Deloitte & Touche LLP ("Deloitte"), the company's independent registered public accounting firm, has the responsibility for performing an independent audit of our consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles and as to the effectiveness of our internal control over financial reporting.

The audit committee has reviewed and discussed with management and Deloitte the audited consolidated financial statements of Fiserv, Inc. for the fiscal year ended December 31, 2019. The audit committee has also discussed with Deloitte the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the Securities and Exchange Commission. The audit committee has received the written disclosures and letter from Deloitte required by applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte's communications with the audit committee concerning independence and has discussed with Deloitte its independence. The audit committee has pre-approved all services provided and fees charged by the independent registered public accounting firm to Fiserv, Inc. and has concluded that such services are compatible with Deloitte's independence.

The audit committee also discussed with management, the internal auditors and Deloitte the quality and adequacy of the internal controls of

Fiserv, Inc. and the organization, responsibilities, budget and staffing of the internal audit function of Fiserv, Inc. The audit committee reviewed with both Deloitte and the internal auditors their respective audit plans, audit scope and identification of audit risks. Based on the above-mentioned reviews and discussions, the audit committee recommended to the board of directors that the audited consolidated financial statements of Fiserv, Inc. be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the Securities and Exchange Commission.

Denis J. O'Leary, Chairman
Alison Davis
Henrique de Castro
Harry F. DiSimone

Proposal 4. Shareholder Proposal

The following proposal was submitted by an individual shareholder and will be voted on at the annual meeting if it is properly presented. **The board of directors asks you to read its Statement in Opposition which follows the proposal below and recommends you vote AGAINST the proposal.** The shareholder's name, address and number of shares of common stock held may be obtained upon written request to our corporate Secretary.

The following proposal has been included exactly as we received it in accordance with the rules of the Securities and Exchange Commission:

Proposal 4 - Political Spending Disclosure

Shareholders request that Fiserv, Inc. provide a report, updated semiannually, disclosing the Company's:

1. Policies and procedures for making, with corporate funds or assets, contributions and expenditures (direct or indirect) to (a) participate or intervene in any campaign on behalf of (or in opposition to) any candidate for public office, or (b) influence the general public, or any segment thereof, with respect to an election or referendum.
2. Monetary and non-monetary contributions and expenditures (direct and indirect) used in the manner described in section 1 above, including:
   a. The identity of the recipient as well as the amount paid to each; and
   b. The title(s) of the person(s) in the Company responsible for decision-making.

The report shall be presented to the board of directors or relevant board committee and posted on the Company's website within 12 months from the date of the annual meeting. This proposal does not encompass lobbying spending.

Supporting Statement

As a long-term shareholder of Fiserv, I support transparency and accountability in corporate electoral spending. This includes any activity considered intervention in a political campaign under the Internal Revenue Code, such as direct and indirect contributions to political candidates, parties, or organizations, and independent expenditures or electioneering communications on behalf of federal, state, or local candidates.

Disclosure is in the best interest of the company and its shareholders. The Supreme Court recognized this in its 2010 Citizens United decision, which said, "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages."

Relying on publicly available data does not provide a complete picture of the Company's electoral spending. For example, the Company's payments to trade associations that may be used for election-related activities are undisclosed and unknown. This proposal asks the Company to disclose all of its electoral spending, including payments to trade associations and other tax-exempt organizations, which may be used for electoral purposes. This would bring our Company in line with a growing number of leading companies, including Intuit Inc., MasterCard Inc., and Visa Inc., which present this information on their websites.

The Company's Board and shareholders need comprehensive disclosure to fully evaluate the use of corporate assets in elections.

This proposal topic received 2 majority votes in 2019 which included Cognizant Technology Solutions Corp. (53%) and Macy's Inc. (53%).
Plus 11 votes in the 40% range, which included Kohl's Corp. (49%), NextEra Energy Inc. (48%), Allstate Corp. (46%), Chemed (46%), Western Union Co. (44%), Fiserv Inc. (43%), Alaska Air Group (43%), Roper Technologies Inc. (43%), Netflix Inc. (41%), Centene Corp. (41%) and Nucor Corp (40%).

Source:
A Banner Proxy Season for Political Disclosure and Accountability
Posted by Bruce Freed, Dan Carroll, and Karl Sandstrom, Center for Political Accountability at *Harvard Law School Forum on Corporate Governance and Financial Regulation* on Monday, July 22, 2019

I urge your support for this critical governance reform which won impressive 44% support at our 2019 annual meeting – the first time Fiserv shareholders voted on this topic.


Please vote for this important governance reform:
Political Spending Disclosure - Proposal 4


Fiserv's Statement in Opposition

The board of directors has carefully considered this proposal and recommends that you vote AGAINST it.

Governance Updates

The board of directors considered the voting results of a substantially similar shareholder proposal last year and, in response thereto, took the following actions:

- The board of directors approved a corporate policy on political contributions and expenditures

- The board amended the charter of its nominating and corporate governance committee to reflect the committee's responsibility for oversight of political contributions and expenditures

The corporate policy on political contributions and expenditures requires written approval of our chief executive officer and chief legal officer before any corporate resources can be used for a political purpose. Our chief legal officer is responsible for ensuring all contributions are reported as required by law and for preparing periodic reports for review by our nominating and corporate governance committee.

The charter of the nominating and corporate governance committee has been amended to reflect the committee's responsibility for overseeing our public policy activities and for at least annually reviewing our political contributions and expenditures and the policy. The updated charter can be found on our website at http://investors.fiserv.com/corporate-governance.

Overview

Our subsidiary, First Data Corporation, sponsors a federal political action committee (the "PAC") to which certain U.S.-based associates are able to voluntarily contribute funds. The PAC uses those contributions to donate to federal candidates, office holders and political committees. The PAC does not make contributions to state or local officeholders or candidates for state or local office. Under federal law, all PAC contributions are reported monthly and a list of contributions is publicly available on the U.S. Federal Election Commission website. In 2019, contributions made by the PAC totaled approximately $35,000.

We participate in various trade associations to keep abreast of business and technical issues as well as emerging standards within our industry. For example, in 2019, we paid dues to associations such as local and state chambers of commerce and financial services associations. The annual dues for this type of organization is generally $20,000 or less.

Vote Required and Recommendation of the Board of Directors

In light of the governance enhancements implemented by the board of directors and the fact that we are already subject to disclosure requirements under federal, state and local laws, and because our political activity is de minimis, we do not believe that the reporting of our political contributions in the manner proposed is an appropriate use of our resources.

The number of votes cast "for" the proposal must exceed the number of votes cast "against" the proposal for it to gain approval. Unless otherwise specified, the proxies solicited hereby will be voted against the shareholder proposal.

The board of directors recommends that you vote "AGAINST" Proposal 4.

Other Matters

Shareholder Proposals for the 2021 Annual Meeting

Any proposal that a shareholder desires to include in our proxy materials for our 2021 annual meeting of shareholders pursuant to Rule 14a-8 under the Exchange Act ("Rule 14a-8") must be delivered no later than December 2, 2020 to the following address: 255 Fiserv Drive, Brookfield, Wisconsin 53045, Attention: Lynn S. McCreary, Chief Legal Officer and Secretary.

Under our by-laws, shareholders who meet the requirements set forth in our by-laws may under certain circumstances include a specified number of director nominees in our proxy materials. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 120 days and not more than 150 days prior to the first anniversary of the date on which we first made available our proxy materials for the 2020 annual meeting. Because we will commence mailing our proxy statement for the 2020 annual meeting on April 1, 2020, we must receive notice of a shareholder's director nomination for the 2021 annual meeting pursuant to the proxy access by-law provision no sooner than November 2, 2020 and no later than December 2, 2020. If the notice is received outside of that time frame, then we are not required to include the nominees in our proxy materials for the 2021 annual meeting.

A shareholder who intends to present business, other than a shareholder proposal pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2021 annual meeting must comply with the requirements set forth in our by-laws. Among other matters, a shareholder must give written notice to our corporate Secretary not less than 45 days and not more than 70 days prior to the first anniversary of the date on which we first mailed our proxy materials for the 2020 annual meeting. Because we will commence mailing our proxy statement for the 2020 annual meeting on April 1, 2020, we must receive notice of a shareholder's intent to present business, other than pursuant to Rule 14a-8, or to nominate a director, other than pursuant to our proxy access by-law provision, at the 2021 annual meeting no sooner than January 21, 2021, and no later than February 15, 2021. If the notice is received outside of that time frame, then we are not required to permit the business or the nomination to be presented at the 2021 annual meeting. Nevertheless, if our board of directors permits a matter of business submitted after February 15, 2021 to be presented at the 2021 annual meeting, then the persons named in proxies solicited by the board of directors for the 2021 annual meeting may exercise discretionary voting power with respect to such proposal.

Proxy Statement and Annual Report Delivery

Our Annual Report on Form 10-K for 2019 will be made available or mailed to each shareholder on or about April 1, 2020. We will furnish such report, without charge, to any person requesting a copy thereof in writing and stating such person is a beneficial holder of shares of our common stock on the record date for the 2020 annual meeting. Requests and inquiries should be sent to our corporate Secretary, Lynn S. McCreary, at the address below.

As permitted by rules of the Securities and Exchange Commission, services that deliver our communications to shareholders who hold their stock through a bank, broker or other holder of record may deliver a single copy of our Notice, annual report and proxy statement to multiple shareholders sharing the same address. Upon written or oral request, we will promptly deliver a separate copy of our Notice, annual report and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered. Shareholders sharing an address who are currently receiving multiple copies of the Notice, annual report and/or proxy statement may also request delivery of a single copy. Shareholders may make a request by writing to Lynn S. McCreary, Chief Legal Officer and Secretary, Fiserv, Inc., 255 Fiserv Drive, Brookfield, Wisconsin 53045.

By Order of the Board of Directors

Lynn S. McCreary

Lynn S. McCreary, Secretary
Brookfield, Wisconsin
April 1, 2020

Appendix A

Non-GAAP Financial Measures

The company reports its financial results in accordance with accounting principles generally accepted in the United States of America ("GAAP"). On July 29, 2019, the company acquired First Data Corporation ("First Data"). On a GAAP basis, the financial results of First Data are included in the consolidated results of the company from the date of acquisition. The company supplements its reporting of information determined in accordance with GAAP, such as revenue, earnings per share and net cash provided by operating activities, with "combined revenue," "adjusted revenue," "internal revenue growth," "combined earnings per share," "adjusted earnings per share," "combined net cash provided by operating activities," and "free cash flow." On an adjusted non-GAAP basis, the company's financial performance measures, including adjusted revenue, internal revenue growth, adjusted earnings per share and free cash flow, have been recalculated to provide current and historical results on a combined company basis with First Data. The combined financial information has been prepared by making certain adjustments to the sum of historical First Data financial information determined in accordance with GAAP and historical Fiserv financial information determined in accordance with GAAP.

Management believes that providing combined historical financial information, making adjustments for certain non-cash or other items and excluding certain pass-through revenue and expenses with respect to such combined information should enhance shareholders' ability to evaluate the combined company's performance, including providing a reasonable basis of comparison with its results for post-acquisition periods and providing additional insights into the factors and trends affecting the combined company's business. The company excludes these items from its and First Data's historical combined revenue, combined earnings per share and combined net cash provided by operating activities to more clearly focus on the factors management believes are pertinent to its operations, and management uses this information to make operating decisions, including the allocation of resources to the company's various businesses.

In this proxy statement, the company also discloses performance goals that were set related to cash incentive awards based on adjusted earnings per share, internal revenue growth and adjusted operating income, which is another non-GAAP financial measure. Set forth below is a description of these terms:

- Adjusted earnings per share is calculated as earnings per share in accordance with GAAP, recalculated to include the historical results of First Data on an adjusted combined company basis, and excluding (net of related tax impact) merger and integration costs; severance and restructuring costs; amortization of acquisition-related intangible assets; net charges associated with debt financing activities; earnings attributable to divested businesses; certain activities associated with non wholly-owned entities; gains or losses on the sale of businesses; discrete tax items; and certain other non-operating gains and losses or unusual items.

- Internal revenue growth is measured as the increase in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions (except for revenue attributable to First Data which is presented on a combined company basis) and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Adjusted revenue is calculated as revenue in accordance with GAAP, recalculated to include the historical results of First Data on an adjusted combined company basis, and excluding the impact of the company's Output Solutions postage reimbursements and merchant services adjustments, and including deferred revenue purchase accounting adjustments. Business unit or group adjusted revenue is calculated in the same manner using business unit or group revenue as applicable.

- Free cash flow is calculated as net cash provided by operating activities in accordance with GAAP, recalculated to include the historical results of First Data on an adjusted combined company basis, less combined capital expenditures, and excludes distributions paid to noncontrolling interests; certain cash distributions from unconsolidated affiliates; tax-effected severance, restructuring, merger and integration payments; payments associated with the settlement of interest rate hedge contracts; tax reform payments; and other items which management believes may not be indicative of the future free cash flow of the company.

- Adjusted operating income is calculated as operating income in accordance with GAAP, recalculated to include the historical results of First Data on an adjusted combined company basis, excluding merger and integration costs; severance and restructuring costs; amortization of acquisition-related intangible assets; the impact of the company's merchant services adjustments; and gains or losses on the sale of businesses.

These non-GAAP measures may not be comparable to similarly titled measures reported by other companies and should be considered in addition to, and not as a substitute for, revenue, earnings per share, net cash provided by operating activities, operating income or any other amount determined in accordance with GAAP.

Below are reconciliations of adjusted earnings per share, internal revenue growth and free cash flow to the most directly comparable measures determined in accordance with GAAP:

(in millions, except per share amounts)	2019	2018
Weighted average common shares outstanding – diluted	522.6	413.7
Issuance of shares for combination	167.0	286.3
Dilutive impact of exchanged equity awards	4.5	7.8
Combined weighted average common shares outstanding – diluted[1]	694.1	707.8
GAAP earnings per share[1]	$ 1.71	$ 2.87
Combined earnings per share[1]	$ 1.72	$ 3.10
Combined adjustments – net of income taxes:		
Merger and integration costs[2]	0.52	0.06
Severance and restructuring costs[3]	0.17	0.17
Amortization of acquisition-related intangible assets[4]	1.36	0.65
Debt financing activities[5]	0.32	0.18
Impact of divestitures[6]	—	(0.03)
Non wholly-owned entity activities[7]	(0.06)	(0.04)
Gain on sale of businesses[6]	(0.01)	(0.48)
Discrete tax items[8]	(0.01)	(0.18)
Adjusted earnings per share	$ 4.00	$ 3.44

Earnings per share is calculated using actual, unrounded amounts.

(1) GAAP earnings per share is computed by dividing GAAP net income by the weighted-average number of common shares outstanding – diluted during the year. Combined earnings per share is computed by dividing combined net income attributable to Fiserv by the combined weighted-average common shares outstanding – diluted during the year. The combined weighted-average common shares outstanding – diluted is computed based on the historical Fiserv weighted-average shares outstanding – diluted determined in accordance with GAAP, adjusted to include the Fiserv shares issued as merger consideration and shares subject to First Data equity awards assumed by Fiserv in connection with the First Data acquisition for the years presented.

(2) Represents acquisition and related integration costs incurred as a result of the company's various acquisitions. First Data related acquisition and integration costs in 2019 primarily consist of legal and other professional service fees and incremental share-based compensation including the fair value of stock awards assumed by Fiserv in connection with the acquisition.

(3) Represents severance and other costs associated with the achievement of ongoing expense management initiatives, including real estate and data center consolidation activities. Severance and restructuring costs includes a non-cash impairment charge in 2019 primarily related to an international core processing platform.

(4) Represents amortization of intangible assets acquired through various acquisitions, including customer relationships, software/technology, and trade names. This adjustment does not exclude the amortization of other intangible assets such as contract assets (sales commissions and deferred conversion costs), capitalized and purchased software, and financing costs and debt discounts.

(5) Represents losses on early debt extinguishments and other costs associated with the refinancing of certain indebtedness, including that of First Data in 2019. Debt financing activities in 2019 include early debt extinguishment costs and bridge term loan facility expenses, partially offset by net currency transaction gains related to foreign currency denominated debt. Debt financing activities in 2018 represent the loss on early debt extinguishment associated with the company's cash tender offer for and redemption of its $450 million aggregate principal amount of 4.625% senior notes.

(6) Represents the earnings attributable to divested businesses and the gain on the associated divestiture transactions. The divested businesses include First Data's card processing business in Central and Southeastern Europe, First Data's remittance processing business, and a 55% interest in Fiserv's Lending Solutions business in September 2018, August 2018 and March 2018, respectively.

(7) Represents the company's share of amortization of acquisition-related intangible assets at its unconsolidated affiliates, as well as the minority interest share of amortization of acquisition-related intangible assets at its subsidiaries in which it holds a controlling financial interest. This adjustment also includes a net gain on the merger of a joint venture that occurred in 2019.

(8) Represents certain discrete tax items, such as tax effects associated with U.S. federal tax reform, deferred tax on basis difference related to the company's definitive agreement to sell 60% of its Investment Services business and tax impacts from valuation allowance releases, tax reserves and non-deductible transaction costs associated with the acquisition of First Data.

(in millions)	2019	2018
Revenue	$ 10,187	$ 5,823
First Data revenue[1]	5,609	9,498
Combined revenue	15,796	15,321
Combined adjustments:		
Intercompany eliminations[2]	(4)	(9)
Output Solutions postage reimbursements[3]	(978)	(1,016)
Deferred revenue purchase accounting adjustments	18	3
Merchant Services adjustment[4]	(387)	(397)
Adjusted revenue	$ 14,445	$ 13,902

(1) Represents the financial results of First Data prior to the date of acquisition. For the year ended December 31, 2019, this includes the results of First Data from January 1, 2019 through July 28, 2019. For the year ended December 31, 2018, this includes the results of First Data from January 1, 2018 through December 31, 2018.

(2) Represents the elimination of intercompany revenue and expense between First Data and the company.

(3) Adjustment reflects the conformity of historical amounts to be consistent with the combined company's Output Solutions postage reimbursements.

(4) Represents an adjustment primarily related to the company's joint venture with Bank of America. The company and Bank of America jointly announced the dissolution of the Banc of America Merchant Services joint venture ("BAMS"), to be effective June 2020. The company owns 51% of BAMS and BAMS' financial results are 100% consolidated into the company's financial statements for GAAP reporting purposes. Upon dissolution of the joint venture, the company is entitled to receive a 51% share of the joint venture's value via an agreed upon contractual separation process. In addition, Bank of America has the right to require the company to continue providing merchant processing and related services to the joint venture clients allocated to Bank of America in the dissolution of the joint venture through June 2023 at current pricing. The company anticipates an ongoing relationship with Bank of America to provide processing and other support services to other Bank of America merchant clients following the joint venture's dissolution. The non-GAAP adjustment reduces adjusted revenue by the joint venture revenue that is not expected to be retained by the company upon dissolution and is partially offset by an increase to processing and services revenue.

Internal revenue growth is measured as the increase in adjusted revenue for the current year excluding the impact of foreign currency fluctuations and revenue attributable to acquisitions (except for revenue attributable to First Data which is presented on a combined company basis) and dispositions, divided by adjusted revenue from the prior year excluding revenue attributable to dispositions. Revenue attributable to dispositions includes transition services revenue. The impact of foreign currency fluctuations on adjusted revenue was an increase of $231 million in 2019. Acquired revenue was $178 million and revenue attributable to dispositions was $81 million in 2019. Revenue attributable to dispositions in the prior year was $283 million.

(in millions)	2019	2018
Net cash provided by operating activities	$2,795	$1,552
First Data net cash provided by operating activities[1]	1,370	2,307
First Data payments for contract assets[2]	(51)	(78)
Combined net cash provided by operating activities	4,114	3,781
Combined capital expenditures	(1,118)	(886)
Combined adjustments:		
Distributions paid to noncontrolling interests and redeemable noncontrolling interests	(271)	(255)
Distributions from unconsolidated affiliates[3]	113	—
Severance, restructuring, merger and integration payments	375	209
Settlement of interest rate hedge contracts	183	—
Tax reform payments	—	23
Tax payments on adjustments and debt financing	(105)	(35)
Other	(4)	(2)
Free cash flow	$3,287	$2,835

(1) Represents the financial results of First Data prior to the date of acquisition. For the year ended December 31, 2019, this includes the results of First Data from January 1, 2019 through July 28, 2019. For the year ended December 31, 2018, this includes the results of First Data from January 1, 2018 through December 31, 2018.

(2) Represents the conformity of First Data's historical classification of payments for contract assets to be consistent with the company's classification and treatment.

(3) Distributions from unconsolidated affiliates totaled $234 million and $255 million in 2019 and 2018, respectively, of which $121 million and $255 million of the distributions are recorded within First Data net cash provided by operating activities.